Exhibit 4.2

Modine Manufacturing Company

$125,000,000 6.83% Secured Senior Notes, Series A, due August 12, 2020

and

$25,000,000 Private Shelf Facility

Note Purchase and Private Shelf Agreement

Dated as of August 12, 2010

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Schedule A	—	Information Relating To Purchasers

Information Schedule

Schedule B	—	Defined Terms

Schedule 5.3	—	Disclosure Materials

Schedule 5.4	—	Subsidiaries of the Company and Ownership of Subsidiary Stock

Schedule 5.15	—	Agreements Restricting Debt

Schedule 10.2	—	Debt

Schedule 10.12	—	Investments

Schedule 10.16	—	Hazardous Materials

Exhibit 1(a)	—	Form of Series A Note

Exhibit 1(b)	—	Form of Shelf Note

Exhibit 2.2(c)	—	Form of Request for Purchase

Exhibit 2.2(e)	—	Form of Confirmation of Acceptance

Exhibit 4.4(a)	—	Form of Opinion of Special Counsel for the Company

Exhibit 4.4(b)	—	Form of Opinion of Special Counsel for the Purchasers

Exhibit 4.11	—	Form of Confirmation of Guaranty

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Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403-2552

$125,000,000, 6.83% Secured Senior Notes, Series A, due August 12, 2020
and
$25,000,000 Private Shelf Facility

Dated as of August 12, 2010

To: Prudential Investment Management, Inc. (“Prudential”);

Each of the Purchasers Listed in
Schedule A Hereto as Purchasers of
Series A Notes (the “Initial Purchasers”); and

each other Prudential Affiliate (as hereinafter
defined) which becomes bound by certain provisions
of this Agreement as hereinafter provided (together
the Initial Purchasers, each a “Purchaser” and
collectively, the “Purchasers”)

Ladies and Gentlemen:

Modine Manufacturing Company, a Wisconsin corporation (the “Company”), agrees with each of the purchasers whose names appear at the end hereof (each, a “Purchaser” and, collectively, the “Purchasers”) as follows:

Section 1.           Authorization of Notes.

Section 1.1           Authorization of Issue of Series A Notes.  The Company will authorize the issue and sale of $125,000,000 aggregate principal amount of its 6.83% Secured Senior Notes, Series A, due August 12, 2020 (the “Series A Notes,” such term to include any such notes issued in substitution therefor pursuant to Section 13).  The Series A Notes shall be substantially in the form set out in Exhibit 1(a).  Certain capitalized and other terms used in this Agreement are defined in Schedule B; and references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

Section 1.2           Authorization of Issue of Shelf Notes.  The Company will authorize the issue of its additional senior promissory notes (the “Shelf Notes,” such term to include any such notes issued in substitution thereof pursuant to Section 13) in an aggregate principal amount of $25,000,000, to be dated the date of issue thereof, mature, in the case of each Shelf Note so issued, no more than 12 years after the date of original issuance thereof, have an average life, in the case of each Shelf Note so issued, of no more than 8 years after the date of original issuance thereof, bear interest on the unpaid balance thereof from the date thereof at the rate per annum, and have such other particular terms, as shall be set forth, in the case of each Shelf Note so issued, in the Confirmation of Acceptance with respect to such Shelf Note delivered pursuant to Section 2.2(e), and to be substantially in the form of Exhibit 1(b).  The terms “Note” and “Notes” as used herein shall include each Series A Note and each Shelf Note.  Notes which have (a) the same final maturity, (b) the same principal prepayment dates, (c) the same principal prepayment amounts (as a percentage of the original principal amount of each Note), (d) the same interest rate, (e) the same interest payment periods and (f) the same date of issuance (which, in the case of a Note issued in exchange for another Note, shall be deemed for these purposes the date on which such Note’s ultimate predecessor Note was issued), are herein called a “Series” of Notes.

Section 2.           Sale and Purchase of Notes.

Section 2.1           Purchase and Sale of Series A Notes.  Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Initial Purchaser and each Initial Purchaser will purchase from the Company, at the Series A Closing provided for in Section 3, Series A Notes in the principal amount and of the respective series specified opposite such Initial Purchaser’s name in Schedule A at the purchase price of 100% of the principal amount thereof.  The Initial Purchasers’ obligations hereunder are several and not joint obligations and no Initial Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

Section 2.2           Sale and Purchase of Shelf Notes.

(a)           Facility.  Prudential is willing to consider, in its sole discretion and within limits which may be authorized for purchase by Prudential Affiliates from time to time, the purchase of Shelf Notes pursuant to this Agreement.  The willingness of Prudential to consider such purchase of Shelf Notes is herein called the “Facility.”  At any time, the aggregate principal amount of Shelf Notes stated in Section 1.2, minus the aggregate principal amount of Shelf Notes purchased and sold pursuant to this Agreement prior to such time, minus the aggregate principal amount of Accepted Notes (as hereinafter defined) which have not yet been purchased and sold hereunder prior to such time, is herein called the “Available Facility Amount” at such time.  NOTWITHSTANDING THE WILLINGNESS OF PRUDENTIAL TO CONSIDER PURCHASES OF SHELF NOTES BY PRUDENTIAL AFFILIATES, THIS AGREEMENT IS ENTERED INTO ON THE EXPRESS UNDERSTANDING THAT NEITHER PRUDENTIAL NOR ANY PRUDENTIAL AFFILIATE SHALL BE OBLIGATED TO MAKE OR ACCEPT OFFERS TO PURCHASE SHELF NOTES, OR TO QUOTE RATES, SPREADS OR OTHER TERMS WITH RESPECT TO SPECIFIC PURCHASES OF SHELF NOTES, AND THE FACILITY SHALL IN NO WAY BE CONSTRUED AS A COMMITMENT BY PRUDENTIAL OR ANY PRUDENTIAL AFFILIATE.

(b)           Issuance Period.  Shelf Notes may be issued and sold pursuant to this Agreement until the earlier of (1) the third anniversary of the date of this Agreement (or if the date of such anniversary is not a Business Day, the Business Day next preceding such anniversary), (2) the 30th day after Prudential shall have given to the Company, or the Company shall have given to Prudential, a written notice stating that it elects to terminate the issuance and sale of Shelf Notes pursuant to this Agreement (or if such 30th day is not a Business Day, the Business Day next preceding such 30th day), (3) the last Closing Day after which there is no Available Facility Amount, (4) the termination of the Facility under Section 12 of this Agreement, and (5) the acceleration of any Note under Section 12 of this Agreement.  The period during which Shelf Notes may be issued and sold pursuant to this Agreement is herein called the “Issuance Period.”

(c)           Request for Purchase.  The Company may from time to time during the Issuance Period make requests for purchases of Shelf Notes (each such request being herein called a “Request for Purchase”).  Each Request for Purchase shall be made to Prudential by facsimile transmission or overnight delivery service, and shall (1) specify the aggregate principal amount of Shelf Notes covered thereby, which shall not be less than $5,000,000 and not be greater than the Available Facility Amount at the time such Request for Purchase is made, (2) specify the principal amounts, final maturities (which shall be no more than 12 years from the date of issuance), average life (which shall be no more than 8 years from the date of issuance), principal prepayment dates (if any) and amounts and interest payment periods (quarterly or semi-annually in arrears) of the Shelf Notes covered thereby, (3) specify the use of proceeds of such Shelf Notes, (4) specify the proposed day for the closing of the purchase and sale of such Shelf Notes, which shall be a Business Day during the Issuance Period not less than 10 days and not more than 25 days after the making of such Request for Purchase, (5) specify the number of the account and the name and address of the depository institution to which the purchase prices of such Shelf Notes are to be transferred on the Closing Day for such purchase and sale, (6) certify that the representations and warranties contained in Section 5 are true on and as of the date of such Request for Purchase and that there exists on the date of such Request for Purchase no Event of Default or Default, and (7) be substantially in the form of Exhibit 2.2(c).  Each Request for Purchase shall be in writing signed by the Company and shall be deemed made when received by Prudential.

(d)           Rate Quotes.  Not later than five Business Days after the Company shall have given Prudential a Request for Purchase pursuant to Section 2.2(c), Prudential may, but shall be under no obligation to, provide to the Company by telephone or facsimile transmission, in each case between 9:30 A.M. and 1:30 P.M. New York City local time (or such later time as Prudential may elect) interest rate quotes for the several principal amounts, maturities, principal prepayment schedules, and interest payment periods of Shelf Notes specified in such Request for Purchase.  Each quote shall represent the interest rate per annum payable on the outstanding principal balance of such Shelf Notes at which a Prudential Affiliate would be willing to purchase such Shelf Notes at 100% of the principal amount thereof.

(e)           Acceptance.  Within the Acceptance Window with respect to any interest rate quotes provided pursuant to Section 2.2(d), the Company may, subject to Section 2.2(f), elect to accept such interest rate quotes as to not less than $5,000,000 aggregate principal amount of the Shelf Notes specified in the related Request for Purchase.  Such election shall be made by an Authorized Officer of the Company notifying Prudential by telephone or facsimile transmission within the Acceptance Window that the Company elects to accept such interest rate quotes, specifying the Shelf Notes (each such Shelf Note being herein called an “Accepted Note”) as to which such acceptance (an “Acceptance”) relates.  The day the Company notifies Prudential of an Acceptance with respect to any Accepted Notes is herein called the “Acceptance Day” for such Accepted Notes.  Any interest rate quotes as to which Prudential does not receive an Acceptance within the Acceptance Window shall expire, and no purchase or sale of Shelf Notes hereunder shall be made based on such expired interest rate quotes.  Subject to Section 2.2(f) and the other terms and conditions hereof, the Company agrees to sell to a Prudential Affiliate or Affiliates, and Prudential agrees to cause the purchase by a Prudential Affiliate or Affiliates of, the Accepted Notes at 100% of the principal amount of such Notes.  As soon as practicable following the Acceptance Day, the Company and each Prudential Affiliate which is to purchase any such Accepted Notes will execute a confirmation of such Acceptance substantially in the form of Exhibit 2.2(e) (herein called a “Confirmation of Acceptance”).  If the Company should fail to execute and return to Prudential within three Business Days following the Company’s receipt thereof a Confirmation of Acceptance with respect to any Accepted Notes, Prudential or any Prudential Affiliate may at its election at any time prior to Prudential’s receipt thereof cancel the closing with respect to such Accepted Notes by so notifying the Company in writing.

(f)           Market Disruption.  Notwithstanding the provisions of Section 2.2(e), if Prudential shall have provided interest rate quotes pursuant to Section 2.2(d) and thereafter prior to the time an Acceptance with respect to such quotes shall have been notified to Prudential in accordance with Section 2.2(e) the domestic market for U.S. Treasury securities or derivatives or other financial instruments shall have closed or there shall have occurred a general suspension, material limitation, or significant disruption of trading in securities generally on the New York Stock Exchange or in the domestic market for U.S. Treasury securities or derivatives or other financial instruments, then such interest rate quotes shall expire, and no purchase or sale of Shelf Notes hereunder shall be made based on such expired interest rate quotes.  If the Company thereafter notifies Prudential of the Acceptance of any such interest rate quotes, such Acceptance shall be ineffective for all purposes of this Agreement, and Prudential shall promptly notify the Company that the provisions of this Section 2.2(f) are applicable with respect to such Acceptance.

(g)           Fees.

(1)           Structuring Fee.  In consideration of the time, effort and expense involved in the preparation, negotiation and execution of this Agreement, at the time of the execution and delivery of this Agreement by the Company and Prudential, the Company will pay to Prudential or at the direction of Prudential by wire transfer of immediately available funds on the Series A Closing Day a fee (herein called the “Structuring Fee”) in the amount of $50,000.00.

(2)           Issuance Fee.  The Company will pay to each Purchaser in immediately available funds a fee (herein called the “Issuance Fee”) on each Closing Day (including the Series A Closing Day) in an amount equal to 0.10% of the aggregate principal amount of Notes sold to such Purchaser on such Closing Day.

(3)           Delayed Delivery Fee.  If the closing of the purchase and sale of any Accepted Note is delayed for any reason beyond the original Closing Day for such Accepted Note (other than by reason of a failure by a Purchaser to tender the purchase price for such Accepted Note after all of the conditions precedent set forth in Section 4 hereof with respect to such Accepted Note have been timely satisfied, in which event a Delayed Delivery Fee will not be due to such Purchaser with respect to such Accepted Note), the Company will pay to the Purchaser which shall have agreed to purchase such Accepted Note (a) on the Cancellation Date or actual closing date of such purchase and sale and (b) if earlier, the next Business Day following 90 days after the Acceptance Day for such Accepted Note and on each Business Day following 90 days after the prior payment hereunder, a fee (herein called the “Delayed Delivery Fee”) calculated as follows:

(BEY – MMY) X DTS/360 X PA

where “BEY” means Bond Equivalent Yield, i.e., the bond equivalent yield per annum of such Accepted Note; “MMY” means Money Market Yield, i.e., the yield per annum on a commercial paper investment of the highest quality selected by Prudential and having a maturity date or dates the same as, or closest to, the Rescheduled Closing Day or Rescheduled Closing Days for such Accepted Note (a new alternative investment being selected by Prudential each time such closing is delayed); “DTS” means Days to Settlement, i.e., the number of actual days elapsed from and including the original Closing Day for such Accepted Note (in the case of the first such payment with respect to such Accepted Note) or from and including the date of the next preceding payment (in the case of any subsequent Delayed Delivery Fee payment with respect to such Accepted Note) to but excluding the date of such payment; and “PA” means Principal Amount, i.e., the principal amount of the Accepted Note for which such calculation is being made.  In no case shall the Delayed Delivery Fee be less than zero.  Nothing contained herein shall obligate any Purchaser to purchase any Accepted Note on any day other than the Closing Day for such Accepted Note, as the same may be rescheduled from time to time in compliance with Section 3.3.

(4)           Cancellation Fee.  If the Company at any time notifies Prudential in writing that the Company is canceling the closing of the purchase and sale of any Accepted Note, or if Prudential notifies the Company in writing under the circumstances set forth in the last sentence of Section 2.2(e) or the penultimate sentence of Section 3.3 that the closing of the purchase and sale of such Accepted Note is to be canceled, or if the closing of the purchase and sale of such Accepted Note is not consummated on or prior to the last day of the Issuance Period (the date of any such notification or the last day of the Issuance Period, as the case may be, being herein called the “Cancellation Date”), the Company will pay to the Purchaser which shall have agreed to purchase such Accepted Note on the Cancellation Date in immediately available funds an amount (the “Cancellation Fee”) calculated as follows:

PI X PA

where “PI” means Price Increase, i.e., the quotient (expressed in decimals) obtained by dividing (a) the excess of the ask price (as determined by Prudential) of the Hedge Treasury Note(s) on the Cancellation Date over the bid price (as determined by Prudential) of the Hedge Treasury Notes(s) on the Acceptance Day for such Accepted Note by (b) such bid price; and “PA” has the meaning ascribed to it in Section 2.2(g)(3).  The foregoing bid and ask prices shall be as reported by TradeWeb LLC (or, if such data for any reason ceases to be available through TradeWeb LLC, any publicly available source of similar market data).  Each price shall be based on a U.S. Treasury security having a par value of $100.00 and shall be rounded to the second decimal place.  In no case shall the Cancellation Fee be less than zero.

Section 2.3           Security for the Notes; Subsidiary Guaranties.

(a)           The payment by the Company of all amounts due with respect to the Notes and the performance by the Company of its obligations under this Agreement will be absolutely and unconditionally guaranteed by each Domestic Subsidiary of the Company pursuant to the Subsidiary Guaranty, to the extent such Guaranty is required pursuant to Section 9.8 hereof.

(b)           The obligations of the Company under this Agreement and the Notes will be secured pursuant to the Collateral Documents and in accordance with Section 9.9 hereof.

(c)           The enforcement of the rights and benefits in respect of the Collateral Documents and the allocation of proceeds thereof and of the Subsidiary Guaranty shall be subject to the Intercreditor Agreement.

Section 3.           Closing.

Section 3.1           Series A Closing.  The sale and purchase of the Series A Notes to be purchased by each Initial Purchaser shall occur at the offices of Schiff Hardin LLP, 233 S. Wacker Drive, Suite 6600, Chicago, Illinois 60606, at 10:00 A.M. Chicago time, at a closing (the “Series A Closing”) on August 12, 2010 (the day of the Series A Closing being the “Series A Closing Day”).  At the Series A Closing, the Company will deliver to each Initial Purchaser the Series A Notes to be purchased by such Initial Purchaser in the form of a single Series A Note (or such greater number of Series A Notes in denominations of at least $100,000 as such Initial Purchaser may request) dated the date of the Series A Closing and registered in such Initial Purchaser’s name (or in the name of its nominee), against delivery by such Initial Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company to Account Name:  Modine Manufacturing Company, Account Number:  24114794 at M&I Marshall & Ilsley Bank, Milwaukee, Wisconsin, ABA No.:  075000051 (Bank Contact Name:  Gina Peter (414) 765-7945).  If at the Series A Closing the Company shall fail to tender such Series A Notes to any Initial Purchaser as provided above in this Section 3.1, or any of the conditions specified in Section 4 shall not have been fulfilled to such Initial Purchaser’s satisfaction, such Initial Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Initial Purchaser may have by reason of such failure or such nonfulfillment.  The Series A Closing and each Shelf Closing are referred to as a “Closing.”

Section 3.2           Facility Closings.  Not later than 11:30 A.M. (New York City local time) on the Closing Day for any Accepted Notes, the Company will deliver to each Purchaser listed in the Confirmation of Acceptance relating thereto at the offices of Prudential Capital Group, 180 North Stetson Street, Suite 5600, Chicago, Illinois 60601, Attention:  Law Department, or at such other place as Prudential may have directed, the Accepted Notes to be purchased by such Purchaser in the form of one or more Notes in authorized denominations as such Purchaser may request for each Series of Accepted Notes to be purchased on the Closing Day, dated the Closing Day and registered in such Purchaser’s name (or in the name of its nominee), against payment of the purchase price thereof by transfer of immediately available funds for credit to the Company’s account specified in the Request for Purchase of such Notes.

Section 3.3           Rescheduled Facility Closings.  If the Company fails to tender to any Purchaser the Accepted Notes to be purchased by such Purchaser on the scheduled Closing Day for such Accepted Notes as provided above in Section 3.2, or any of the conditions specified in Section 4 shall not have been fulfilled by the time required on such scheduled Closing Day, the Company shall, prior to 1:00 P.M., New York City local time, on such scheduled Closing Day notify Prudential (which notification shall be deemed received by each Purchaser) in writing whether (a) such closing is to be rescheduled (such rescheduled date to be a Business Day during the Issuance Period not less than one Business Day and not more than 10 Business Days after such scheduled Closing Day (the “Rescheduled Closing Day”)) and certify to Prudential (which certification shall be for the benefit of each Purchaser) that the Company reasonably believes that it will be able to comply with the conditions set forth in Section 4 on such Rescheduled Closing Day and that the Company will pay the Delayed Delivery Fee in accordance with Section 2.2(g)(3) or (b) such closing is to be canceled.  In the event that the Company shall fail to give such notice referred to in the preceding sentence, Prudential (on behalf of each Purchaser) may at its election, at any time after 1:00 P.M., New York City local time, on such scheduled Closing Day, notify the Company in writing that such closing is to be canceled.  Notwithstanding anything to the contrary appearing in this Agreement, the Company may not elect to reschedule a closing with respect to any given Accepted Notes on more than one occasion, unless Prudential shall have otherwise consented in writing.

Section 4.           Conditions to Closing.

Each Purchaser’s obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing for such Notes is subject to the fulfillment to such Purchaser’s satisfaction, prior to or at such Closing, of the following conditions:

Section 4.1           Representations and Warranties.  (a) The representations and warranties of the Company in this Agreement and in each of the Collateral Documents to which it is a party shall be correct when made and at the time of such Closing.

(b)           The representations and warranties of each Subsidiary Guarantor in the Subsidiary Guaranty and in each of the Collateral Documents to which it is a party shall be correct when made and at the time of such Closing.

Section 4.2           Performance; No Default.  (a) The Company shall have performed and complied with all agreements and conditions contained in this Agreement and in each Collateral Document to which it is a party required to be performed or complied with by it prior to or at such Closing, and after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing.

(b)           Each Subsidiary Guarantor shall have performed and complied with all agreements and conditions contained in the Subsidiary Guaranty and in each Collateral Document to which it is a party required to be performed and complied with by it prior to or at such Closing, and after giving effect to the issue and sale of Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing.

Section 4.3           Compliance Certificates.

(a)           Company Officer’s Certificate.  The Company shall have delivered to such Purchaser an Officer’s Certificate, dated the date of such Closing, certifying that the conditions specified in Sections 4.1(a), 4.2(a) and 4.9 have been fulfilled.

(b)           Subsidiary Guarantor Officer’s Certificate.  Each Subsidiary Guarantor shall have delivered to such Purchaser a certificate of an authorized officer, dated the date of such Closing, certifying that the conditions set forth in Section 4.1(b), 4.2(b) and 4.9 have been fulfilled.

(c)           Company Secretary’s Certificate.  The Company shall have delivered to such Purchaser a certificate of its Secretary or Assistant Secretary, dated the date of such Closing, certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Notes, this Agreement and the other Transaction Documents to which it is a party.

(d)           Subsidiary Guarantor Secretary’s Certificate.  Each Subsidiary Guarantor shall have delivered to such Purchaser a certificate of its Secretary or Assistant Secretary, dated the date of such Closing, certifying as to the resolutions attached thereto and other corporate proceedings relating to the authorization, execution and delivery of the Subsidiary Guaranty and the other Transaction Documents to which it is a party.

Section 4.4           Opinions of Counsel.  Such Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of such Closing (a)  from Quarles & Brady LLP, counsel for the Company and the Subsidiary Guarantors, covering such other matters incident to the transactions contemplated hereby as such Purchaser or their counsel may reasonably request (and the Company hereby instructs their counsel to deliver such opinion to the Purchasers) and (b) from Schiff Hardin LLP, the Purchasers’ special counsel in connection with such transactions, substantially in the form set forth in Exhibit 4.4(b) and covering such other matters incident to such transactions as such Purchaser may reasonably request.

Section 4.5           Purchase Permitted by Applicable Law, Etc.  On the date of such Closing such Purchaser’s purchase of Notes shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof.  If requested by such Purchaser, such Purchaser shall have received an Officer’s Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

Section 4.6           Sale of Other Notes.  Contemporaneously with such Closing, the Company shall sell to each other Purchaser, and each other Purchaser shall purchase the Notes to be purchased by it at such Closing as specified in Schedule A (in the case of the Series A Notes) or the applicable Confirmation of Acceptance (in the case of Shelf Notes).

Section 4.7           Payment of Fees.

(a)           Without limiting the provisions of Section 15.1, the Company shall have paid to Prudential and such Purchaser on or before such Closing any fees due it pursuant to or in connection with this Agreement, including any Structuring Fee due pursuant to Section 2.2(g)(1), any Issuance Fee due pursuant to Section 2.2(g)(2) and any Delayed Delivery Fee due pursuant to Section 2.2(g)(3).

(b)           Without limiting the provisions of Section 15.1, the Company shall have paid on or before the date of such Closing the fees, charges and disbursements of special counsel to the Purchasers referred to in Section 4.4(b) to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the date of such Closing.

Section 4.8           Private Placement Numbers.  A Private Placement Number issued by Standard & Poor’s CUSIP Service Bureau (in cooperation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for each Series of Notes.

Section 4.9           Changes in Corporate Structure.  Neither the Company nor any Subsidiary Guarantor shall have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Section 5.5.

Section 4.10        Funding Instructions.  With respect to the Series A Closing Day, at least three Business Days prior to the date of such Closing, such Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3 including (i) the name and address of the transferee bank, (ii) such transferee bank’s ABA number and (iii) the account name and number into which the purchase price for the Notes to be purchased at such Closing is to be deposited.

Section 4.11        Subsidiary Guaranty.  Each Subsidiary required under this Agreement to be a party to the Subsidiary Guaranty as of such Closing Day shall have executed and delivered the Subsidiary Guaranty, or a joinder thereto, in form and substance satisfactory to such Purchaser, and the Subsidiary Guaranty shall be in full force and effect with respect to such Subsidiary, and such Subsidiary shall have complied with all other applicable provisions of Section 9.8. With respect to any Closing Day other than the Series A Closing Day, each Subsidiary Guarantor shall have executed and delivered a Confirmation of Guaranty in the form attached as Exhibit 4.11 (each a “Confirmation of Guaranty”).

Section 4.12        Collateral Documents.  All Collateral Documents requested by any Purchaser or the Collateral Agent, in each case in form and substance satisfactory to such Purchaser and duly executed on behalf of all parties thereto, or a confirmation pursuant to any consent, confirmation or amendment of certain of the existing Collateral Documents pursuant to the Prior Note Agreements, as determined by such Purchaser or the Collateral Agent, granting to the Collateral Agent for the benefit of the Secured Parties the Collateral and support intended to be provided pursuant to Section 9.9, shall be in full force and effect, together with such other agreements and documents, and the satisfaction of such other conditions as may be required by the Agent in connection therewith.

Section 4.13        Intercreditor Agreement.  On the Series A Closing Day, the Amended and Restated Intercreditor and Collateral Agency Agreement, dated as of August 12, 2010 (as the same may be amended, restated, supplemented, restated or otherwise modified from time to time, the “Intercreditor Agreement”), by and among the holders of the Notes, the Bank Agent, the Banks, and the Collateral Agent, and acknowledged by the Company and the Guarantors, shall have been duly executed by the parties thereto and shall be in full force and effect.

Section 4.14        Credit Agreement.  The Credit Agreement, providing for a $145,000,000 revolving credit facility to the Company and having other terms and conditions satisfactory to such Purchaser, shall have been duly executed and delivered by the Company, the Bank Agent and the Banks, and shall be in full force and effect.  All conditions precedent to the making of the initial revolving loans under the Credit Agreement shall have been satisfied except to the extent waived with the consent of such Purchaser (and, to the extent any part of any such condition requires that any matter be satisfactory to the Bank Agent, the Banks or any portion of the Banks, such matter shall be satisfactory to such Purchaser) and prior to, or concurrently with, the purchase of the Series A Notes, the Company shall have received the proceeds of the initial revolving loans thereunder.  All necessary authorizations, consents, approvals, exceptions or other actions by or notices to or filings with any court or administrative or governmental body or other Person required in connection with the execution, delivery or performance of the Credit Agreement or the consummation of the transactions contemplated thereby shall be final and in full force and effect and shall be in form and substance satisfactory to such Purchaser.  Such Purchaser shall have received a copy of the Credit Agreement and all instruments, documents and agreements delivered at the closing of making of the initial revolving loan thereunder, certified by an Officer’s Certificate, dated the date of closing, as correct and complete.

Section 4.15        Termination of Prior Note Agreements.  All obligations of the Company under the Prior Note Agreements and the notes outstanding thereunder (other than Continuing Obligations as defined below) shall have been discharged, the Prior Note Agreements shall have been terminated, and such Purchaser shall have received such evidence as it may reasonably request to demonstrate the satisfaction of the foregoing.  For purposes of this Section 4.15, “Continuing Obligations” means:  (i) all obligations of the Company to the holders of the notes issued under the Prior Note Agreements under any payoff letter with respect to such notes, (ii) any costs and expenses incurred by any such holder, including without limitation reasonable attorneys’ fees and legal expenses, in connection with the termination of the Prior Note Agreements and the effectuation of the transactions contemplated by any payoff letter with respect to such payoff letter; and (iii) all indemnification obligations and other obligations in favor of such holders that, pursuant to the terms of the Prior Note Agreements, the notes issued under the Prior Note Agreements or any other agreements or instruments executed in connection with the Prior Note Agreements, in each case as in effect immediately prior to the Series A Closing, survive the termination thereof.

Section 4.16        Proceedings and Documents.  All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory to such Purchaser and its special counsel, and such Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

Section 5.           Representations and Warranties of the Company.

The Purchasers and the holders of the Notes recognize and acknowledge that the Company may supplement the following representations and warranties in this Section 5, including the Schedules related thereto, pursuant to a Request for Purchase; provided that no such supplement to any representation or warranty in any Request for Purchase shall change or otherwise modify or be deemed or construed to change or otherwise modify any representation or warranty given on any Closing Day other than the Closing Day to which such Request for Purchase relates or any determination of the falseness or inaccuracy thereof pursuant to Section 11(e). The Company represents and warrants to each Purchaser that:

Section 5.1           Organization; Power and Authority.  The Company and each Subsidiary Guarantor is a corporation duly organized, validly existing and in good standing or equivalent status under the laws of its jurisdiction of incorporation, and is duly qualified as a foreign corporation and is in good standing or equivalent status in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company and each Subsidiary Guarantor has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement, the Notes and the other Transaction Documents to which it is a party and to perform the provisions hereof and thereof.

Section 5.2           Authorization, Etc.  This Agreement, the Notes and each of the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action on the part of the Company and each Subsidiary Guarantor, and this Agreement constitutes, and upon execution and delivery thereof each Note and each other Transaction Document to which the Company or such Subsidiary Guarantor is a party will constitute, a legal, valid and binding obligation of the Company or such Subsidiary Guarantor enforceable against the Company or such Subsidiary Guarantor in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.3           Disclosure.  This Agreement, and the documents, certificates or other writings identified in Schedule 5.3, and the financial statements described in Section 5.5 (this Agreement, and such documents, certificates or other writings and such financial statements delivered to each Purchaser prior to the time this representation is being made being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made.  There has been no change in the financial condition, operations, business or properties of the Company or any Subsidiary except changes that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect since the end of the most recent fiscal year for which such audited financial statements had been furnished to Prudential at the time of the execution of this Agreement by Prudential and the Initial Purchasers (in the case of the making of this representation at the time of the execution of this Agreement and the issuance of the Series A Notes), or, in the case of the making of this representation at the time of the issuance of a Series of Shelf Notes, since the end of the most recent fiscal year for which audited financial statements described in Section 5.5 have been provided to Prudential prior to the time Prudential provided the interest rate quote to the Company pursuant to Section 2.2(d) with respect to such Series of Shelf Notes.

Section 5.4           Organization and Ownership of Shares of Subsidiaries.  (a) Schedule 5.4 is (except as noted therein) a complete and correct list of the Company’s Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary, in each case as of the date of this Agreement.

(b)           All of the outstanding shares of capital stock or similar equity interests of each Subsidiary have been (to the extent such concepts are relevant with respect to such equity interests) validly issued, are fully paid and nonassessable (subject, with respect to Subsidiaries organized under Wisconsin law, to Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, to the extent applicable) and are owned by the Company or another Subsidiary free and clear of any Lien (except as otherwise disclosed in Schedule 5.4).

(c)           Each Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

Section 5.5           Financial Statements; Material Liabilities.  The Company has delivered to each Purchaser copies of the following financial statements of the Company and its Subsidiaries, identified by a principal financial officer of the Company:  (i) a consolidated balance sheet of the Company and its Subsidiaries as at March 31 in each of the three Fiscal Years of the Company most recently completed prior to the date as of which this representation is made or repeated to such Purchaser (other than Fiscal Years completed within 90 days prior to such date for which audited financial statements have not been released) and consolidated statements of income and cash flows and a consolidated statement of shareholders’ equity of the Company and its Subsidiaries for each such Fiscal Year, all reported on by a nationally recognized accounting firm reasonably acceptable to such Purchaser and (ii) consolidated balance sheet of the Company and its Subsidiaries as at the end of the Fiscal Quarter (if any) most recently completed prior to such date and after the end of such Fiscal Year (other than quarterly periods completed within 45 days prior to such date for which financial statements have not been released) and the comparable quarterly period in the preceding Fiscal Year.  All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates specified in such financial statements and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).  The Company and its Subsidiaries do not have any Material liabilities that are not disclosed on such financial statements or otherwise disclosed in the Disclosure Documents.

Section 5.6           Compliance with Laws, Other Instruments, Etc.  The execution, delivery and performance by the Company of this Agreement and the Notes will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien (other than Liens created pursuant to the Collateral Documents) in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, or any other Material agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Domestic Subsidiary or, to the knowledge of the Company, any Foreign Subsidiary.

Section 5.7           Governmental Authorizations, Etc.  No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement or the Notes, other than: (a) a filing of a Form 8-K with the SEC disclosing the Company’s entry into this Agreement and (b) such filings and other actions as may be required to perfect any lien or security interest which any Transaction Document purports to create.

Section 5.8           Litigation; Observance of Statutes and Orders.  (a) There are no actions, suits, investigations or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b)           Neither the Company nor any Subsidiary is in default under any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including without limitation Environmental Laws or the USA Patriot Act) of any Governmental Authority, which default or violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 5.9           Taxes.  The Company and its Subsidiaries have filed all income tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments payable by them, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (a) the amount of which is not individually or in the aggregate Material or (b) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP.  The Federal income tax liabilities of the Company and its Subsidiaries have been finally determined (whether by reason of completed audits or the statute of limitations having run) for all Fiscal Years up to and including the Fiscal Year ended March 31, 2007.

Section 5.10        Title to Property; Leases.  The Company and its Subsidiaries have good and sufficient title to their respective Material properties, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement, except for those defects in title and Liens that, individually or in the aggregate, would not have a Material Adverse Effect.  All Material leases are valid and subsisting and are in full force and effect in all material respects.

Section 5.11         Licenses, Permits, Etc.  (a) The Company and its Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that are Material, without known conflict with the rights of others, except for those conflicts that, individually or in the aggregate, would not have a Material Adverse Effect.

(b)           To the best knowledge of the Company, no product of the Company or any of its Subsidiaries infringes in any Material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person.

(c)           To the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any of its Subsidiaries with respect to any patent, copyright, proprietary software, service mark, trademark, trade name or other right owned or used by the Company or any of its Subsidiaries.

Section 5.12        Compliance with ERISA.  (a) The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that would reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code or Section 4068 of ERISA, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b)           The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than $675,000 in the case of any single Plan and by more than $3,291,000 in the aggregate for all Plans.  The term “benefit liabilities” has the meaning specified in Section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in Section 3 of ERISA.

(c)           The Company and its ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d)           The expected post-retirement benefit obligation (determined as of the last day of the Company’s most recently ended Fiscal Year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of the Company and its Subsidiaries is not Material.

(e)           The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code.  The representation by the Company in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of such Purchaser’s representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by such Purchaser.

Section 5.13         Private Offering by the Company.  Neither the Company nor anyone acting on its behalf has offered the Notes, the Subsidiary Guaranty or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any Person other than the Purchasers and other “accredited investors” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) each of which has been offered the Notes and the Subsidiary Guaranty at a private sale for investment.  Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes or the issuance of the Subsidiary Guaranty to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction, to the extent, if any, that such laws are applicable.

Section 5.14        Use of Proceeds; Margin Regulations.  The Company will apply the proceeds of the sale of the Series A Notes to refinance existing Debt of the Company and for general corporate purposes and will apply the proceeds of the sale of the Shelf Notes as set forth in the applicable Request for Purchase.  No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220).  Margin stock does not constitute more than 2% of the value of the consolidated assets of the Company and its Subsidiaries and the Company does not have any present intention that margin stock will constitute more than 2% of the value of such assets.  As used in this Section, the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in said Regulation U.

Section 5.15        Existing Debt.  (a)  Neither the Company nor any Subsidiary has outstanding any Debt except as permitted hereunder.  Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Company or such Subsidiary and no event or condition exists with respect to any Debt of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)           Neither the Company nor any Subsidiary Guarantor is a party to, or otherwise subject to any provision contained in, any instrument evidencing Debt of the Company or such Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Debt of the Company or any Subsidiary Guarantor, except this Agreement, the Credit Agreement , and the agreements listed on Schedule 5.15.

Section 5.16        Foreign Assets Control Regulations, Etc.  (a) Neither the sale of the Notes by the Company hereunder nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

(b)           Neither the Company nor any Subsidiary (a) is a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti-Terrorism Order or (b) knowingly engages in any dealings or transactions with any such Person.  The Company and its Subsidiaries are in compliance, in all Material respects, with the USA Patriot Act to the extent applicable.

(c)           No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, assuming in all cases that such Act applies to the Company.

Section 5.17        Status under Certain Statutes.  Neither the Company nor any Subsidiary is subject to regulation under the Investment Company Act of 1940, as amended, the Public Utility Holding Company Act of 2005, as amended, the ICC Termination Act of 1995, as amended, or the Federal Power Act, as amended.

Section 5.18        Notes Rank Pari Passu.  The Notes and all other obligations under this Agreement of the Company are and at all times shall rank at least pari passu in right of payment with all other present and future Secured Obligations.

Section 5.19        Environmental Matters.  (a) Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against the Company or any of its Subsidiaries or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(b)           Neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(c)           Neither the Company nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect.

(d)           All buildings on all real properties now owned, leased or operated by the Company or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

Section 5.20         Hostile Acquisitions. None of the proceeds of the sale of any Notes will be used to finance a Hostile Acquisition.

Section 6.          Representations of the Purchasers.

Section 6.1           Purchase for Investment.  Each Purchaser severally represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds and not with a view to the distribution thereof; provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control.  Each Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes.

Section 6.2           Accredited Investor.  Each Purchaser represents that it is an “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) acting for its own account (and not for the account of others) or as a fiduciary or agent for others (which others are also “accredited investors”).

Section 6.3           Source of Funds.  Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by such Purchaser to pay the purchase price of the Notes to be purchased by such Purchaser hereunder:

(a)           the Source is an “insurance company general account” (as the term is defined in the United States Department of Labor’s Prohibited Transaction Exemption (“PTE”) 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (the “NAIC Annual Statement”)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser’s state of domicile; or

(b)           the Source is a separate account that is maintained solely in connection with such Purchaser’s fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c)           the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d)           the Source constitutes assets of an “investment fund” (within the meaning of Part V of PTE 84-14 (the “QPAM Exemption”)) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part V of the QPAM Exemption), no employee benefit plan’s assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of “control” in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Company and  (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this clause (d); or

(e)           the Source constitutes assets of a “plan(s)” (within the meaning of Section IV of PTE 96-23 (the “INHAM Exemption”)) managed by an “in-house asset manager” or “INHAM” (within the meaning of Part IV of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of “control” in Section IV(d) of the INHAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)            the Source is a governmental plan; or

(g)           the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)           the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.3, the terms “employee benefit plan”, “governmental plan” and “separate account” shall have the respective meanings assigned to such terms in section 3 of ERISA.

Section 7.           Information as to the Company.

Section 7.1           Financial and Business Information.  The Company shall deliver to Prudential and each holder of Notes that is an Institutional Investor:

(a)           Quarterly Statements - within 45 days (or such shorter period as is 15 days greater than the period applicable to the filing of the Company’s Quarterly Report on Form 10-Q (the “Form 10-Q”) with the SEC regardless of whether the Company is subject to the filing requirements thereof) after the end of each quarterly fiscal period in each Fiscal Year of the Company (other than the last quarterly fiscal period of each such Fiscal Year), duplicate copies of:

(i)           a consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarter, and

(ii)           consolidated statements of income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for such quarter and (in the case of the second and third quarters) for the portion of the Fiscal Year ending with such quarter, setting forth in each case in comparative form the figures for the corresponding periods in the previous Fiscal Year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer as fairly presenting, in all material respects, the financial position of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments; provided that delivery within the time period specified above of copies of the Company’s Form 10-Q prepared in compliance with the requirements therefor and filed with the SEC shall be deemed to satisfy the requirements of this Section 7.1(a); provided, further, that the Company shall be deemed to have made such delivery of such Form 10-Q if it shall have timely made such Form 10-Q available on “EDGAR” and on its home page on the worldwide web (at the date of this Agreement located at:  http//www.modine.com) and shall have given each Purchaser prior notice of such availability on EDGAR and on its home page in connection with each delivery (such availability and notice thereof being referred to as “Electronic Delivery”);

(b)           Annual Statements – within 90 days (or such shorter period as is 15 days greater than the period applicable to the filing of the Company’s Annual Report on Form 10-K (the “Form 10-K”) with the SEC regardless of whether the Company is subject to the filing requirements thereof) after the end of each Fiscal Year of the Company, duplicate copies of,

(i)           a consolidated balance sheet of the Company and its Subsidiaries, as at the end of such year, and

(ii)           consolidated statements of income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries, for such year,

setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of the audit on which such opinion is based) of independent public accountants of recognized national standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances, provided that the delivery within the time period specified above of the Company’s Form 10-K for such Fiscal Year (together with the Company’s annual report to shareholders, if any, prepared pursuant to Rule 14a-3 under the Exchange Act) prepared in accordance with the requirements therefor and filed with the SEC shall be deemed to satisfy the requirements of this Section 7.1(b); provided, further, that the Company shall be deemed to have made such delivery of such Form 10-K if it shall have timely made Electronic Delivery thereof;

(c)           SEC and Other Reports – promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by the Company or any Subsidiary to its principal lending banks as a whole (excluding information sent to such banks in the ordinary course of administration of a bank facility, such as information relating to pricing and borrowing availability or to its public securities holders generally) and (ii) each regular or periodic report, each registration statement that shall have become effective (without exhibits except as expressly requested by such holder), and each final prospectus and all amendments thereto filed by the Company or any Subsidiary with the SEC; provided, further, that the Company shall be deemed to have made such delivery of such other reports if it shall have timely made Electronic Delivery thereof;

(d)           Notice of Default or Event of Default – promptly, and in any event within five Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default, a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(e)           ERISA Matters – promptly, and in any event within five Business Days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

(i)           with respect to any Plan, any reportable event, as defined in Section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii)           the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii)           any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, would reasonably be expected to have a Material Adverse Effect; and

(f)           Amendments to Other Agreements - promptly upon the execution and delivery thereof, notice of any waiver, consent, modification or amendment of or to the Credit Agreement, together with a copy of the documentation relating thereto; and

(a)           simultaneously with their delivery to the Bank Agent or any Bank, such projections, financial information and other reporting items delivered to the Bank Agent or any Bank or their representatives pursuant to the Credit Agreement or any other Loan Document (as defined in the Credit Agreement) (excluding any routine or other matters not reasonably expected to have a Material Adverse Effect);

(b)           promptly upon receipt thereof, any notice received from the Bank Agent, any Bank or other agent or trustee therefor and any notice that the Company or any of its Subsidiaries is subject to any investigation of any kind by any governmental entity or stock exchange (excluding any routine or other matters not reasonably expected to have a Material Adverse Effect);

(c)           promptly after becoming aware thereof, notice of any pending or threatened strike, work stoppage, unfair labor practice claim, or other labor dispute affecting the Company or any of its Subsidiaries and reasonably likely to have a Material Adverse Effect;

(d)           with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any of its Subsidiaries (including, but without limitation, actual copies of the Company’s Form 10-Q and Form 10-K) or relating to the ability of the Company to perform its obligations hereunder and under the Notes as from time to time may be reasonably requested by any such holder of Notes.

Notwithstanding the above, if any report or other information required under this Section 7.1 is due on a day that is not a Business Day, then such report or other information shall be required to be delivered on the first day that is a Business Day after such day.

Section 7.2           Officer’s Certificate.  Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer setting forth (which, in the case of Electronic Delivery of such financial statements, shall be by separate concurrent delivery of such certificate to each holder of Notes):

(a)           Covenant Compliance – the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Section 10.1 through Section 10.6, Sections 10.10, 10.11, 10.12, and 10.18, inclusive, and any Additional Covenants during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b)           Event of Default – a statement that such Senior Financial Officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

Section 7.3           Visitation.  The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a)           No Default – if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company’s officers, and, with the consent of the Company (which consent will not be unreasonably withheld), to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)           Default –- if a Default or Event of Default then exists, at the expense of the Company, to visit and inspect any of the offices or properties of the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested.

Section 8.           Prepayment of the Notes.

Section 8.1           Required Prepayments.

(a)           Scheduled Prepayment of the Series A Notes. On February 12, May 12, August 12 and November 12 of each year beginning with November 12, 2016 and ending with May 12, 2020, the Company will prepay $4,000,000.00 principal amount (or such lesser principal amount as shall then be outstanding) of the Series A Notes at par and without payment of the Make-Whole Amount or any premium, provided any partial prepayment of the Series A Notes pursuant to Section 8.1(c) or Section 8.2 shall be applied in satisfaction of the required payments of principal thereof (including the required payment of principal due upon the maturity thereof) becoming due under this Section 8.1(a) in the inverse order of their scheduled due dates and provided further that that upon any prepayment or purchase of the Series A Notes pursuant to Section 8.5 or 8.7 the principal amount of each required prepayment of the Series A Notes becoming due under this Section 8.1(a) on and after the date of such prepayment or purchase shall be reduced in the same proportion as the aggregate unpaid principal amount of the Series A Notes is reduced as a result of such prepayment or purchase. The remaining outstanding principal amount of the Series A Notes, together with any accrued and unpaid interest therein, shall become due on August 12, 2020, the maturity date of the Series A Notes.

(b)           Scheduled Prepayment of the Shelf Notes. Each Series of Shelf Notes shall be subject to required prepayments, if any, set forth in the Notes of such Series.

(c)           Required Prepayment Pursuant to Intercreditor Agreement.  If any amounts are to be applied to the principal of the Notes on any date pursuant to the terms of the Intercreditor Agreement, such principal amount of the Notes, together with interest thereon to such date and together with the Make-Whole Amount, if any, with respect to each Note, shall be due and payable on such date.

Section 8.2           Optional Prepayments with Make-Whole Amount.  The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes of any Series, in integral multiples of $500,000 and in a minimum amount of $1,000,000 on any one occurrence, at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, and the Make-Whole Amount determined for the prepayment date with respect to such principal amount.  The Company will give each holder of Notes of such Series written notice of each optional prepayment under this Section 8.2 not less than 10 Business Days and not more than 60 days prior to the date fixed for such prepayment.  Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes of such Series to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.3), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.  Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes of such Series a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

Section 8.3           Allocation of Partial Prepayments.  In the case of each partial prepayment of the Notes pursuant to Section 8.1(c), the principal amount of the Notes to be prepaid shall be allocated among each Series of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective aggregate unpaid principal amounts of all the Notes not theretofore called for prepayment.  In the case of each partial prepayment of the Notes of any Series pursuant to Section 8.1 or Section 8.2, the principal amount of the Notes of such Series to be prepaid shall be allocated among all of the Notes of such Series at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.  All partial prepayments made pursuant to Section 8.7 shall be applied only to the Notes of the holders who have elected to participate in such prepayment.

Section 8.4           Maturity; Surrender, Etc.  In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any.  From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue.  Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

Section 8.5           Purchase of Notes.  The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except (a) upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes or (b) pursuant to an offer to purchase made by the Company or an Affiliate pro rata to the holders of all Notes at the time outstanding upon the same terms and conditions.  Any such offer shall provide each holder with sufficient information to enable it to make an informed decision with respect to such offer, and shall remain open for at least 15 Business Days.  If the holders of more than 10% of the principal amount of the Notes then outstanding accept such offer, the Company shall promptly notify the remaining holders of such fact and the expiration date for the acceptance by holders of Notes of such offer shall be extended by the number of days necessary to give each such remaining holder at least 5 Business Days from its receipt of such notice to accept such offer.  The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

Section 8.6           Make-Whole Amount.  The term “Make-Whole Amount” means, with respect to any Note of any Series, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note of such Series over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero.  For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Note of any Series, the principal of such Note of such Series that is to be prepaid pursuant to Section 8.1(c) or Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Note, 0.50% (50 basis points) over the yield to maturity implied by (i) the yields reported as of 10:00 a.m. (New York City time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on the run U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date.

In the case of each determination under clause (i) or clause (ii), as the case may be, of the preceding paragraph, such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the applicable U.S. Treasury security with the maturity closest to and greater than such Remaining Average Life and (2) the applicable U.S. Treasury security with the maturity closest to and less than such Remaining Average Life.  The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life” means, with respect to any Called Principal, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (a) such Called Principal into (b) the sum of the products obtained by multiplying (i) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (ii) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.1(c), Section 8.2 or Section 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.1(c) or Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

If the Required Holders of the Notes agree on a calculation of the Make-Whole Amount that differs from the calculation furnished by the Company, the calculation of the Required Holders shall be conclusively deemed correct absent manifest error.

Section 8.7           Change in Control.

(a)           Conditions to Company Action.  The Company will not take any action that consummates or finalizes a Change in Control unless at least twenty (20) Business Days prior to such action the Company shall have given to each holder of Notes written notice containing and constituting an offer to prepay such Notes as described in Section 8.7(b), accompanied by the certificate described in Section 8.7(f), and subject to the provisions of clause (c) of this Section 8.7, contemporaneously with such action, it prepays all Notes required to be prepaid in accordance with this Section 8.7.

(b)           Offer to Prepay Notes.  The offer to prepay the Notes contemplated by paragraph (a) of this Section 8.7 shall be an offer to prepay by the Company, in accordance with and subject to this Section 8.7, all, but not less than all, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date specified in such offer (the “Proposed Prepayment Date”) which shall be the effective date of the Change in Control.

(c)           Acceptance.  A holder of Notes may accept the offer to prepay made pursuant to this Section 8.7 by causing a notice of such acceptance to be delivered to the Company at least seven (7) Business Days prior to the Proposed Prepayment Date.  A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.7 shall be deemed to constitute a rejection of such offer by such holder.

(d)           Prepayment.  Prepayment of the Notes to be prepaid pursuant to this Section 8.7 shall be at 100% of the principal amount of the Notes together with accrued and unpaid interest thereon but without any Make-Whole Amount.  The prepayment shall be made on the Proposed Prepayment Date except as provided in Section 8.7(e).  The obligation of the Company to prepay the Notes pursuant to the offers required by subparagraph (b) and accepted in accordance with subparagraph (c) of this Section 8.7 is subject to the occurrence of the Change in Control in respect of which such offers and acceptances shall have been made.

(e)           Deferral Pending Change in Control.  In the event that such Change in Control does not occur on the Proposed Prepayment Date in respect thereof, the prepayment shall be deferred until and shall be made on the date on which such Change in Control occurs.  The Company shall keep each holder of Notes reasonably and timely informed of (i) any such deferral of the date of prepayment, (ii) the date on which such Change in Control and the prepayment are expected to occur, and (iii) any determination by the Company that efforts to effect such Change in Control have ceased or been abandoned (in which case the offers and acceptances made pursuant to this Section 8.7 in respect of such Change in Control shall be deemed rescinded).

(f)           Officer’s Certificate.  Each offer to prepay the Notes pursuant to this Section 8.7 shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying:  (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 8.7; (iii) the principal amount of each Note offered to be prepaid; (iv) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (v) that the conditions of Section 8.7(a) have been fulfilled; and (vi) in reasonable detail, the nature and date or proposed date of the Change in Control.

(g)           Certain Definitions.  “Change in Control” shall be deemed to have occurred if (a) any Person or group of Persons acting in concert acquires beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Exchange Act) of 35% or more of the outstanding shares of voting stock of the Company; or (b) as of any date a majority of the Board of Directors of the Company consists of individuals who were not either (i) directors of the Company as of the corresponding date of the previous year, (ii) selected or nominated to become directors by the Board of Directors of the Company of which a majority consisted of individuals described in clause (i), or (iii) selected or nominated to become directors by the Board of Directors of the Company of which a majority consisted of individuals described in clause (i) and individuals described in clause (ii).

Section 9.           Affirmative Covenants.

The Company covenants that during the Issuance Period and so long thereafter as any of the Notes are outstanding:

Section 9.1           Compliance with Law.  Without limiting Section 10.9, the Company will, and will cause each of its Subsidiaries to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, the USA Patriot Act and Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 9.2           Insurance.  The Company will, and will cause each of its Subsidiaries to (either in the name of the Company or in such Subsidiary’s own name), maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

Section 9.3           Maintenance of Properties.  The Company will, and will cause each of its Subsidiaries to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times; provided that this Section shall not prevent the Company or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance would not, individually or in the aggregate, have a Material Adverse Effect.

Section 9.4           Payment of Taxes.  The Company will, and will cause each of its Subsidiaries to, file all income or similar tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies payable by any of them, to the extent such taxes and assessments have become due and payable and before they have become delinquent; provided that neither the Company nor any Subsidiary need pay any such tax or assessment if (a) the amount, applicability or validity thereof is contested by the Company or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or a Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company or such Subsidiary or (b) the nonpayment of all such taxes, assessments and claims in the aggregate would not reasonably be expected to have a Material Adverse Effect.

Section 9.5           Corporate Existence, Etc.  Subject to Section 10.6, the Company will at all times preserve and keep in full force and effect its corporate existence.  Subject to Sections 10.5 and 10.6, the Company will at all times preserve and keep in full force and effect the corporate existence of each of its Subsidiaries (unless merged into the Company or a Wholly-owned Subsidiary) and all rights and franchises of the Company and its Subsidiaries unless the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise would not, individually or in the aggregate, have a Material Adverse Effect.

Section 9.6           Notes to Rank Pari Passu.  The Notes and all other obligations under this Agreement of the Company are and at all times shall rank at least pari passu in right of payment with all other present and future Secured Obligations.

Section 9.7           Books and Records.  The Company will, and will cause each of its Subsidiaries to, maintain proper books of record and account in conformity with GAAP and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over the Company, or such Subsidiary, as the case may be.

Section 9.8           Guaranty by Subsidiaries.

(a)           The Company will cause (i) each Subsidiary that delivers a guarantee, or otherwise incurs a Guaranty, to any Person (other than to another Subsidiary or the Company) in respect of any Material Indebtedness to concurrently execute and deliver to Prudential and the holders of the Notes a Subsidiary Guaranty, or a joinder agreement in respect thereof, with respect to the Notes, (ii) each Domestic Subsidiary to promptly, and in any event within 30 days when required by this clause (ii), execute and deliver to the Prudential and the holders of the Notes a Subsidiary Guaranty, or a joinder agreement in respect thereof, with respect to the Notes, and (iii) each Foreign Subsidiary, in all cases if requested by the Required Holders, to the extent they can legally do so without incurring a material tax liability and to the extent they are not prohibited by a restriction permitted under Section 10.15 hereof, to promptly execute and deliver to Prudential and the holders of the Notes a Subsidiary Guaranty, or a joinder agreement in respect thereof, with respect to the Notes, in each case, the Company shall cause such Subsidiary to (1) deliver such Subsidiary Guaranty, or joinder thereto.

(b)           The Company will cause each Subsidiary required to deliver a Subsidiary Guaranty or a joinder agreement in respect thereof hereunder, to also deliver, together with the delivery of such Subsidiary Guaranty or such joinder, such other documents, opinions and information as the Required Holders may require regarding such Subsidiary and the enforceability of such Subsidiary Guaranty or such joinder.

(c)           The Company agrees that it will not, nor will it permit any Subsidiary or Affiliate to, directly or indirectly, pay or cause to be paid any consideration or remuneration, whether by way of supplemental or additional interest, fee or otherwise, to any creditor of the Company or of any Subsidiary as consideration for or as an inducement to the entering into by any such creditor of any release or discharge of any Subsidiary Guarantor with respect to any liability of such Subsidiary Guarantor as an obligor or guarantor under or in respect of Material Indebtedness, unless such consideration or remuneration is concurrently paid, on the same terms, ratably to the holders of the Notes.

(d)           Notwithstanding the foregoing, the Company shall not be obligated to cause certain Subsidiaries to deliver the Subsidiary Guaranties required under this Section 9.8 or cause the pledge of the Equity Interests of certain Foreign Subsidiaries to the extent that all such Subsidiaries that have not delivered the Subsidiary Guaranties required under this Section 9.8 and all Foreign Subsidiaries (excluding all Foreign Subsidiaries organized under the laws of India or China) that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i) would not constitute a Significant Subsidiary if considered as one Subsidiary.  In making such determination under this Section 9.8(d), the assets or income of any Subsidiary shall be determined using the consolidated assets and income of such Subsidiary and its subsidiaries.

Section 9.9           Collateral Security; Further Assurances.

(a)           To secure the payment when due of the Secured Obligations (subject to the Intercreditor Agreement), the Company shall execute and deliver, or cause to be executed and delivered, to the Collateral  Agent, Collateral Documents granting or providing for the following:

(i)           Security Agreements granting a first priority, enforceable Lien and security interest, subject to the Liens permitted by this Agreement and subject to the sharing provisions to be contained in the Intercreditor Agreement, on all present and future accounts, chattel paper, commercial tort claims, deposit accounts, documents, farm products, fixtures, chattel paper, equipment, general intangibles, goods, instruments, inventory, investment property, letter-of-credit rights (as those terms are defined in the Illinois Uniform Commercial Code) and all other personal property of the Company and of each Subsidiary Guarantor, subject to any exclusions described in the Intercreditor Agreement or approved by the Required Holders.  Notwithstanding the foregoing, with respect to Liens granted by the Company or any Subsidiary Guarantor on the Equity Interests of any Foreign Subsidiary, such Lien (i) shall not exceed 65% (or such greater percentage that, due to a change in an applicable law after the date hereof, (1) could not reasonably be expected to cause the undistributed earnings of such Foreign Subsidiary as determined for U.S. federal income tax purposes to be treated as a deemed dividend to such Foreign Subsidiary's U.S. parent and (2) could not reasonably be expected to cause any material adverse tax consequences) of the issued and outstanding Equity Interests entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) and 100% of the issued and outstanding Equity Interests not entitled to vote (within the meaning of Treas. Reg. Section 1.956-2(c)(2)) in each Foreign Subsidiary directly owned by the Company or any Subsidiary Guarantor, (ii) shall be subject to the terms of Section 9.8(d), and (iii) shall not be required with respect to the Equity Interests of any Foreign Subsidiary organized under the laws of India or China unless required by the Required Holders or by the Bank Agent or the requisite lenders under the Credit Agreement.

(ii)           Mortgages granting a Lien on all present and future real property of the Company and of each Subsidiary Guarantor to the extent such Liens are required by or on behalf of any holder of the Notes, the Bank Agent, or any Bank.

(iii)           Any other property or assets of the Company and its Domestic Subsidiaries required to be included in the “Collateral” under the Credit Agreement.

(b)           On or before the Series A Closing Day (or such later date as agreed to by the Required Holders, provided the Company shall use commercially reasonable effort to complete such Collateral Documents as soon as practical), the Company shall cause all Collateral Documents as reasonably requested by the Required Holders to be, in each case, duly executed and delivered on behalf of the Company and the Subsidiary Guarantors, as the case may be, granting to the Collateral Agent for the benefit of the Secured Parties the support specified in Section 9.9 of this Agreement, together with: (u) such resolutions, certificates and opinions of counsel as reasonably requested by the Required Holders; (v) the recordation, filing and other action (including payment of any applicable taxes or fees) in such jurisdictions as the Required Holders may deem necessary or appropriate with respect to the Collateral Documents, including the filing of financing statements, Mortgages and other filings which the Required Holders may deem necessary or appropriate to create, preserve or perfect the liens, security interests and other rights intended to be granted to the Collateral Agent thereunder, together with Uniform Commercial Code record searches and other Lien searches in such offices as the Required Holders may request; (w) evidence that the casualty and other insurance required pursuant to the Transaction Documents is in full force and effect; (x) originals of all instruments and certificates representing all of the outstanding shares of capital stock and other securities and instruments to be pledged thereunder, with appropriate stock powers, endorsements and other powers duly executed in blank; (y) such other evidence that Liens creating a first priority security interest, subject to the Intercreditor Agreement, in the Collateral shall have been created and perfected as requested by the Required Holders; and (z) the satisfaction of all other conditions in connection with the Collateral and the Collateral Documents as reasonably requested by any holder, including without limitation all opinions of counsel, title work, surveys, environmental reports and other documents and requirements requested by any holder of the Notes.

(c)           The Company agrees that it will promptly notify the holders of the Notes of the formation, acquisition or existence of any Domestic Subsidiary that has not executed a Subsidiary Guaranty and Collateral Documents or the acquisition of any assets on which a Lien is required to be granted and that is not covered by existing Collateral Documents.  The Company agrees that it will promptly execute and deliver, and cause each Subsidiary Guarantor to execute and deliver, promptly upon the request of the Collateral Agent or the Required Holders, such additional Collateral Documents, Subsidiary Guaranties and other agreements, documents and instruments, each in form and substance satisfactory to the Required Holders, sufficient to grant the Subsidiary Guaranties and Liens contemplated by this Agreement and the Collateral Documents.  The Company shall deliver, and cause each Subsidiary Guarantor to deliver, to the Collateral Agent all original instruments payable to it with any endorsements thereto required by the Required Holders.  Additionally, the Company shall execute and deliver, and cause each Subsidiary Guarantor to execute and deliver, promptly upon the request of the Collateral Agent or the Required Holders, such certificates, legal opinions, lien searches, organizational and other charter documents, resolutions and other documents and agreements as the Collateral Agent or the Required Holders may reasonably request in connection therewith.  The Company shall use its best efforts to cause each lessor of real property to it or any Subsidiary where any material Collateral is located to execute and deliver to the Collateral Agent an agreement in form and substance reasonably acceptable to the Required Holders duly executed on behalf of such lessor waiving any distraint, lien and similar rights with respect to any property subject to the Collateral Documents and agreeing to permit the Collateral Agent to enter such premises in connection therewith.  The Company shall execute and deliver, and cause each Subsidiary Guarantor to execute and deliver, promptly upon the reasonable request of the Required Holders, such agreements and instruments evidencing any intercompany loans or other advances among the Company and its Subsidiaries, or any of them, and all such intercompany loans or other advances owing by the Company or any of the Subsidiary Guarantors shall be, and are hereby made, subordinate and junior to the Secured Obligations and no payments may be made on such intercompany loans or other advances upon and during the continuance of a Default or Event of Default unless otherwise agreed to by the Required Holders.

Section 9.10        General Indemnity.  The Company will at all times protect, indemnify and save harmless the Collateral Agent, each holder and each of their respective officers, directors, employees, agents and representatives (referred too herein as the “Indemnitees”) from and against all liabilities, obligations, claims, judgments, damages, penalties, fines, assessments, losses, indemnities, contributions, causes of action, costs and expenses (including, without limitation, the fees and expenses of attorneys, auditors and consultants) imposed upon or incurred by or asserted against the Indemnitees on account of (a) any failure of the Company or any Subsidiary or any employee or agent of any thereof to comply with any of the terms, covenants, obligations or prohibitions of this Agreement or any other Transaction Document, (b) any breach of any representation or warranty of the Company or any Subsidiary set forth in this Agreement or in any other Transaction Document or any certificate delivered by the Company or any Subsidiary pursuant hereto or thereto, or any claim that any statement, representation or warranty of the Company or any Subsidiary in any of the foregoing documents contains or contained any untrue or misleading statement of material fact or omits or omitted to state any material facts necessary to make the statements made therein not misleading in light of the circumstances under which they were made, (c) any action, suit, claim, proceeding or investigation of a judicial, legislative, administrative or regulatory nature arising from or in connection with the Collateral, including without limitation (1) the presence, escape, seepage, leakage, discharge, emission, release, removal or threatened release, or disposal of any Hazardous Materials and (2) any violation of any law, ordinance or governmental rules or regulations including without limitation any Environmental Law, (d) any suit, action, administrative proceeding, enforcement action, or governmental or private action of any kind whatsoever commenced against the Company, any Subsidiary or any Indemnitee which might adversely affect the validity or enforceability of this Agreement or any other Transaction Document or the performance by the Company or any Subsidiary of any of its obligations hereunder or thereunder or (e) any loss or damage to property or any injury to or death of any Person that may be occasioned by any cause whatsoever pertaining to any Collateral or the use thereof, and shall further indemnify and save harmless the Indemnitees from and against (1) all amounts paid in settlement of any litigation commenced or reasonably threatened against any Indemnitee that falls within the scope of clauses (a) through (e) above, and (2) all expenses reasonably incurred in the investigation of, preparation for or defense of any litigation, proceeding or investigation of any nature whatsoever that falls within the scope of clauses (a) through (e) above, commenced or reasonably threatened against the Company, any Subsidiary or any Indemnitee.

Section 9.11        Most Favored Lender Status.  If the Company or any Subsidiary enters into, assumes or otherwise becomes bound or obligated under, or amends, restates or otherwise modifies, any agreement creating or evidencing any Debt of the Company or any Subsidiary, or any refinancing or extension of all or any portion thereof (including, without limitation, the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement) in existence on the Series A Closing Day hereof and as amended or otherwise modified from time to time), to include one or more Additional Covenants or Additional Defaults, the terms of this Agreement shall, without any further action on the part of the Company, any Subsidiary or any of the holders of the Notes, be deemed to be amended automatically and immediately to include each Additional Covenant and each Additional Default contained in such agreement and including such notice, grace or cure periods as are applicable to such Additional Covenant or Additional Default under such agreements.  The Company further covenants to promptly execute and deliver at its expense (including the fees and expenses of counsel for the holders of the Notes) an amendment to this Agreement in form and substance satisfactory to the Required Holder(s) evidencing the amendment of this Agreement to include such Additional Covenants and Additional Defaults, provided that the execution and delivery of such amendment shall not be a precondition to the effectiveness of such amendment as provided for in this Section 9.11, but shall merely be for the convenience of the parties hereto.

Section 10.        Negative Covenants.

The Company covenants that during the Issuance Period and so long thereafter as any of the Notes are outstanding:

Section 10.1        Limitations on Consolidated Total Debt.  The Company will not permit as of the last day of each Fiscal Quarter set forth below the ratio (the “Leverage Ratio”) of (a) Consolidated Total Debt minus the amount of any cash collateral provided for any of the Secured Obligations, to (b) Consolidated Adjusted EBITDA for the four consecutive Fiscal Quarters then most recently ended, to exceed the ratio set forth opposite such Fiscal Quarter:

Fiscal Quarter	Maximum Leverage Ratio
Each Fiscal Quarter ending on or after June 30, 2010 but on or before August 12, 2014	3.25 to 1.0
Each Fiscal Quarter ending after August 12, 2014	3.00 to 1.0

Section 10.2         Limitations on Debt.  The Company will not, nor will it permit any Subsidiary to, create, incur or suffer to exist any Debt, except:

(a)           the Notes;

(b)           Debt outstanding under a new credit facility pursuant to Section 2.28(b) of the Credit Agreement; provided that (1) the aggregate principal amount of the Debt thereunder shall not at any time exceed (A) $50,000,000 less (B) the aggregate principal amount of the Debt outstanding under Section 10.2(c)(ii), (2) all lenders under such new credit facility shall be or have become Secured Parties under the Intercreditor Agreement with respect to such Debt and all guaranties thereof and collateral securing such Debt, and otherwise in form and substance satisfactory to the holders of the Notes, and (3) the holders of the Notes shall have received copies of the documents evidencing such new credit facility;

(c)           the Loans and the Reimbursement Obligations (each as defined in the Credit Agreement as in effect on the Series A Closing Day); provided that the aggregate principal amount of the Debt thereunder shall not at any time exceed (i) $145,000,000 plus (ii) additional Debt incurred under the Credit Agreement pursuant to an increase in the commitments under Section 2.28(a) of the Credit Agreement; provided that with respect to any increase under this clause (ii) (1) the aggregate principal amount of such additional Debt shall not at any time exceed (A) $50,000,000 less (B) the aggregate principal amount of the Debt outstanding under Section 10.2(b), and (2) the holders of the Notes shall have received copies of the documents evidencing such increase;

(d)           intercompany Debt among the Company and its Subsidiaries to the extent permitted under Section 10.12, provided that any such Debt owing by the Company or any Subsidiary Guarantor to any Subsidiary (other than a Subsidiary Guarantor) are evidenced by documents satisfactory to the Required Holders and are subordinated to all Secured Obligations on terms and by agreements satisfactory to the Required Holders (which terms shall permit scheduled principal and interest payments so long as no Default or Event of Default exists at the time of, or would be caused by, any such payment and the Leverage Ratio immediately before and after giving effect to any such payment the Leverage Ratio is 3.0:1.0 or less).

(e)           Debt described in Schedule 10.2 not exceeding the amount or commitment limits, as applicable, set forth therein, and extensions, renewals and replacements of any such Debt to the extent such extensions, renewals and replacements do not increase the outstanding principal amount thereof;

(f)            Receivables Transaction Attributed Indebtedness permitted under Section 10.18(c), if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

(g)           Supply Chain Finance Outstanding Obligations not to exceed $20,000,000 in aggregate principal amount outstanding at any time, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

(h)           Subordinated Debt, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Subordinated Debt;

(i)             Debt assumed in connection with a Permitted Acquisition;

(j)             Debt, in addition to other Debt permitted pursuant to other subsections of this Section 10.2, of the Modine Holding Consolidated Group in an aggregate principal amount not to exceed €10,000,000, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

(k)            Off-Balance Sheet Liabilities permitted under Section 10.18(b), if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt; and

(l)             Debt, in addition to other Debt permitted pursuant to other subsections of this Section 10.2, in an aggregate amount at any time outstanding not to exceed $15,000,000, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt.

Notwithstanding anything herein to the contrary, the Company will not permit the aggregate principal amount of the Debt of all Foreign Subsidiaries under clauses (b) and (c) of this Section 10.2 to exceed at any time $75,000,000.

Section 10.3        Interest Expense Coverage Ratio.  The Company will not permit, at the end of any Fiscal Quarter, the ratio of (a) Consolidated Adjusted EBITDA for the period of the four consecutive Fiscal Quarters ended with such Fiscal Quarter, to (b) Consolidated Interest Expense for the period of the four consecutive Fiscal Quarters ended with such Fiscal Quarter, to be less than 3.00 to 1.00.

Section 10.4        Limitation on Liens.  The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including, without limitation, any document or instrument in respect of goods or accounts receivable) of the Company or any such Subsidiary, whether now owned or held or hereafter acquired, or any income or profits therefrom or assign or otherwise convey any right to receive income or profits, except:

(a)           Liens for taxes, assessments or governmental charges or levies on the Company’s or a Subsidiary’s property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on the books of the Company or such Subsidiary;

(b)           Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due;

(c)           Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation;

(d)           Utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Company or its Subsidiaries;

(e)           Liens incurred in connection with any transfer of an interest in accounts or notes receivable or related assets as part of a Qualified Receivables Transaction, Off-Balance Sheet Liability or a Supply Chain Finance Program permitted hereunder;

(f)           Liens created after the date hereof by conditional sale or other title retention agreements (including Capital Leases) or in connection with purchase money Debt with respect to equipment and fixtures acquired by the Company or its Subsidiaries in the ordinary course of business, involving the incurrence of an aggregate amount of Debt of no more than $10,000,000 outstanding at any time for all such Liens (provided that such Liens attach only to the assets financed and such Debt is incurred within 30 days following such purchase and does not exceed 100% of the purchase price of the subject assets);

(g)           Liens arising in the ordinary course of business which are contractual rights in accordance with the standard terms of a creditor depository institution relating to bankers’ liens, rights of set-off or similar rights relating to the establishment of depositary relationships with banks and not given in connection with the issuance of, or to secure, any Debt;

(h)           any Lien existing on any property or asset prior to the acquisition thereof by the Company or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary;  provided  that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Company or any Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, and amendments, modifications, extensions, refinancings, renewals and replacements thereof that do not increase the outstanding principal amount thereof

(i)             in addition to Liens otherwise described in clauses (a) through (h) above, Liens securing an aggregate amount of Debt outstanding at any time of no more than $10,000,000;

(j)            any Lien on any property or asset of the Company or any Subsidiary existing on the date hereof and set forth in Schedule 10.4, provided that (i) such Lien shall not apply to any other property or asset of the Company or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(k)            Liens in favor of the Collateral Agent securing the Secured Obligations and subject to the Intercreditor Agreement,

(l)             Liens on assets of the Modine Holding Consolidated Group securing Debt owing by the Modine Holding Consolidated Group that is permitted under Section 10.2(j);

(m)           Liens in favor of the Bank Agent in property of Foreign Subsidiaries to secure the obligations permitted under Section 10.2 of Foreign Subsidiaries that are borrowers under the Credit Agreement; and

(n)          Liens on up to $10,000,000 of cash or cash equivalents securing obligations of the Company and Subsidiaries under Swap Contracts.

Any Debt described in this Section 10.4 is not in addition to Debt permitted under Section 10.2, and any Debt of the Company or any of its Subsidiaries must be in compliance with Section 10.2.

Section 10.5        Sale of Assets.  The Company will not, and will not permit any Subsidiary to, sell, lease, transfer, abandon or otherwise dispose of assets including, without limitation, pursuant to any Sale and Leaseback Transaction; provided that the foregoing restrictions do not apply to:

(a)           the sale, lease, transfer or other disposition of assets of a Subsidiary to the Company or a Wholly-owned Subsidiary which is a Subsidiary Guarantor; or

(b)           the following sale, lease or other dispositions of assets:

(i)           sales of inventory in the ordinary course of business;

(ii)           leases, sales or other dispositions of property that, together with all other property of the Company and its Subsidiaries previously leased, sold or disposed of as permitted by this clause (ii) during any Fiscal Year do not constitute a Substantial Portion of the property of the Company and its Subsidiaries, provided that, after giving effect to any such lease, sale or other disposition, no Default or Event of Default shall have occurred and be continuing;

(iii)          any transfer of an interest in accounts or notes receivable and related assets permitted under Section 10.18;

(iv)         any transfer of assets pursuant to an Investment permitted under Section 10.12;

(v)           the dissolution or liquidation of any Subsidiary if its assets are transferred to the Company or to a Guarantor that is a Domestic Subsidiary, and any other transfer of assets from any Subsidiary to the Company or to a Guarantor that is a Domestic Subsidiary; or

(vi)         the dissolution or liquidation of any Subsidiary of Modine Holding GmbH if its assets are transferred to any other Subsidiary of the Company, and any other transfer of assets from any Subsidiary of Modine Holding GmbH to the Company or any Subsidiary.

Section 10.6        Mergers, Consolidations and Sales of Assets.  The Company will not, and will not permit any Subsidiary to, consolidate with or be a party to a merger with any other Person, or sell, lease or otherwise dispose of all or substantially all of its assets; provided that any Subsidiary may sell substantially all its assets if such sale is permitted under Section 10.5 of this Agreement; and any Subsidiary may merge or consolidate with or into the Company or any Wholly-owned Subsidiary so long as in (i) any merger or consolidation involving the Company, the Company shall be the surviving or continuing corporation and (ii) in any merger or consolidation involving a Wholly-owned Subsidiary (and not the Company), the Wholly-owned Subsidiary shall be the surviving or continuing corporation or limited liability company.

Section 10.7        Transactions with Affiliates.  The Company will not and will not permit any Subsidiary to enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate, except (a) pursuant to the reasonable requirements of the Company’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate, and, in the case of any such transaction involving an Affiliate that is not the Company or a Subsidiary, in the ordinary course; (b) transactions between the Company or any Subsidiary, on the one hand, and any Subsidiary or other special purpose entity created to engage solely in a Qualified Receivables Transaction; (c) transactions among the Company and Guarantors that are Domestic Subsidiaries; (d) transactions among members of the Modine Holding Consolidated Group and (e) transactions specifically permitted to be entered into expressly with Affiliates under this Agreement.

Section 10.8        Line of Business.  The Company will not and will not permit any Subsidiary to engage in any business if, as a result, the general nature of the business in which the Company and its Subsidiaries, taken as a whole, would then be engaged would be substantially changed from the general nature of the business in which the Company and its Subsidiaries, taken as a whole, are engaged on the date of this Agreement.  The Company will not and will not permit any Subsidiary to discontinue or eliminate a business line or segment; provided that the foregoing limitation on the discontinuation or elimination of a business line or segment shall not prohibit the liquidation and dissolution of any Subsidiary or the discontinuation or elimination of any business line or segment, provided that (i) the Company shall have reasonably determined that such business line or segment being discontinued or eliminated is a non-core business of the Company and its Subsidiaries, (ii) any sale of assets relating to any discontinuation or elimination of any business line or segment or any liquidation or dissolution of any Subsidiary shall be subject to the limitation on the sale, lease or other transfer of assets described in Section 10.5 and the other terms of this Agreement, and (iii) after giving effect to any such liquidation or dissolution or discontinuation or elimination of any business line or segment, no Default or Event of Default shall have occurred and be continuing or would be caused thereby.

Section 10.9        Terrorism Sanctions Regulations.  The Company will not and will not permit any Subsidiary to (a) become a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti-Terrorism Order or (b) knowingly engage in any dealings or transactions with any such Person in violation of applicable Laws.

Section 10.10      Restricted Payments.  The Company will not issue any Disqualified Stock.  The Company will not, nor will it permit any Subsidiary to, declare or make any Restricted Payment, except (a) the Company may declare and pay dividends with respect to its Equity Interests payable solely in additional shares of its common stock, (b) Subsidiaries may declare and pay Restricted Payments to the Company and to a Wholly-Owned Subsidiary, and (c) the Company may make any other Restricted Payment so long as (i) no Default or Event of Default has occurred and is continuing prior to making such Restricted Payment or would arise after giving effect (including pro forma effect) thereto and (ii) the aggregate amount of all Restricted Payments during any Fiscal Year shall not exceed, in the aggregate, the following amounts:

If the Leverage Ratio	Fiscal Year	Aggregate Amount of Restricted Payments for such Fiscal Year
≥ 3.0:1.0	All Fiscal Years	$10,000,000
< 3.0:1.0	2011 Fiscal Year	$15,000,000
< 3.0:1.0	2012 Fiscal Year	$25,000,000
< 3.0:1.0	2013 Fiscal Year	$35,000,000
< 3.0:1.0	2014 Fiscal Year and all Fiscal Years thereafter	$40,000,000

In determining whether Restricted Payments may be made at any time, the Leverage Ratio shall be determined as of the most recently ended Fiscal Quarter of the Company (after giving pro forma effect to such Restricted Payments).  Notwithstanding the above, if the Leverage Ratio is greater than or equal to 3.0:1.0 as of the end of any Fiscal Year and the aggregate amount of Restricted Payments exceeded $10,000,000 for such Fiscal Year, then the amount of permitted Restricted Payments for the subsequent Fiscal Year (but not for any Fiscal Year after such subsequent Fiscal Year) shall be reduced by such excess, provided that such amount shall not be reduced to less than $250,000.

Section 10.11      Loans or Advances. Neither the Company nor any of its Subsidiaries shall make loans or advances to any Person except:

(a)           deposits required by government agencies or public utilities;

(b)           loans or advances from any Foreign Subsidiaries to the Company or any Subsidiary Guarantor, provided that such loans and advances are evidenced by documents satisfactory to the Required Holders and are subordinated to all Secured Obligations on terms and by agreements satisfactory to the Required Holders;

(c)           loans and advances between the Company and the Subsidiary Guarantors that are Domestic Subsidiaries; and

(d)           loans and advances between members of the Modine Holding Consolidated Group; and

(e)            other loans and advances between Foreign Subsidiaries, provided that such loans and advances are (i) evidenced by documents satisfactory to the Required Holders and (ii) if such loans and advances are owing by a Foreign Subsidiary that is a borrower under the Credit Agreement or any Foreign Subsidiary guaranteeing the Secured Obligations of such Foreign Subsidiary that is a borrower under the Credit Agreement, subordinated to all Secured Obligations owing by such Foreign Subsidiary that is a borrower under the Credit Agreement on terms and by agreements satisfactory to the Required Holders; and

(f)            other loans and advances made in the ordinary course of business or otherwise to facilitate transactions permitted under this Agreement not exceeding $130,000,000 in the aggregate at any time outstanding, provided that (i) not more than $50,000,000 of such $130,000,000 may be owing by Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i), and (ii) after giving effect to the making of any such loans or advances no Default or Event of Default shall have occurred and be continuing.  For purposes hereof, Foreign Subsidiaries organized under the laws of India or China shall be deemed to be Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i).

Section 10.12      Investments and Acquisitions.

(a)           The Company will not, nor will it permit any Subsidiary to, make or suffer to exist any Investments (including without limitation, loans and advances to, and other Investments in, Subsidiaries), or commitments therefor, or to create any Subsidiary or to become or remain a partner in any partnership or joint venture, or to make any Acquisition of any Person, except:

(i)            Cash Equivalent Investments;

(ii)           (x) Existing Investments in Subsidiaries as of the Series A Closing Day, but no increase in the amount thereof, (y) other Investments described in Schedule 10.12, but no increase in the amount thereof, as reduced from time to time and (z) additional Investments in Subsidiaries to the extent permitted under another clause of this Section 10.12(a) or under Section 10.12(b);

(iii)          Investments comprised of capital contributions (whether in the form of cash, a note, or other assets) to a Subsidiary or other special-purpose entity created solely to engage in a Qualified Receivables Transaction and to the extent required in connection with such Qualified Receivables Transaction;

(iv)           Swap Contracts and guaranties by the Company and its Subsidiaries of such Swap Contracts; provided, that any transaction under any Swap Contract complies with Section 10.19;

(v)           Loans and advances permitted by Section 10.11;

(vi)         The creation of any new Domestic Subsidiaries that become Guarantors and any Investments therein or in any other Domestic Subsidiary that is a Guarantor;

(vii)        The creation of any new Subsidiaries of Modine Holding GmbH and any Investments therein or in any other member of the Modine Holding Consolidated Group, provided that all such Investments are made solely by another member of the Modine Holding Consolidated Group;

(viii)       The creation of any other new Foreign Subsidiaries not permitted above and that are not Subsidiaries of Modine Holding GmbH and any Investments therein, provided that all such Investments are permitted under Section 10.12(b); and

(ix)          Permitted Acquisitions.

(b)           The Company and its Subsidiaries may make other Investments, provided that (i) no Default or Event of Default exists at the time such Investment is made or would be caused thereby, and (ii) the aggregate amount of all Investments plus the Acquisition Consideration paid or incurred in respect of Permitted Acquisitions in any Fiscal Year: (x) shall not exceed $25,000,000 if the pro forma Leverage Ratio after giving effect to such Investment or Acquisition is greater than or equal to 3.0:1.0; or (y) shall not exceed $50,000,000 if the pro forma Leverage Ratio after giving effect to such Investment or Acquisition is less than 3.0:1.0 but greater than 2.0:1.0; or (z) shall not be limited if the pro forma Leverage Ratio after giving effect to such Investment or Acquisition is less than 2.0:1.0.

Section 10.13      Dissolution.  Neither the Company nor any of its Subsidiaries shall suffer or permit dissolution or liquidation either in whole or in part or redeem or retire any shares of its own stock or that of any Subsidiary, except through corporate reorganization to the extent permitted by Sections 10.5, 10.6 and 10.8 and transactions permitted by Section 10.10 or 10.12.

Section 10.14      Optional Payments and Modification of Debt. The Company will not, nor will it permit any Subsidiary to, make any optional payment, defeasance (whether a covenant defeasance, legal defeasance or other defeasance), prepayment, repurchase (including without limitation any offer to repurchase) or other optional redemption of any Significant Obligations (other than under any revolving credit facility) or enter into any agreement or arrangement that would have the effect of requiring any of foregoing, provided that (a) the Company or any of its Subsidiaries may do any of the foregoing with respect to any Significant Obligations (other than Subordinated Debt) if after giving effect to any of the foregoing on a pro forma basis each of the following conditions is satisfied: (i) Liquidity is equal to or greater than $50,000,000 and (ii) no Default or Event of Default exists and (b) any Foreign Subsidiary may do any of the foregoing with respect to any of its Significant Obligations if (x) such amount paid is from its own cash on hand and (y) after giving effect to any of the foregoing on a pro forma basis, no Default or Event of Default exists.

Section 10.15      Restrictive Agreements. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of any Subsidiary to pay dividends or other distributions with respect to any of its Equity Interests or to make or repay loans or advances to the Company or any other Subsidiary; provided that the foregoing shall not apply to: (a) restrictions and conditions imposed on the Modine Holding Consolidated Group in connection with Debt permitted under Section 10.2, (b) restrictions and conditions imposed in connection with a material economic benefit provided to any Foreign Subsidiary by a governmental authority, (c) restrictions in the Credit Agreement, as in effect on the Series A Closing Day and (d) restrictions and conditions imposed by law.

Section 10.16      Environmental Matters. The Company will not, and will not permit any other Person to, use, produce, manufacture, process, generate, store, dispose of, manage at, or ship or transport to or from any of its property any Hazardous Materials except for Hazardous Materials disclosed on Schedule 10.16 hereto and by this reference made a part hereof and which are used, produced, manufactured, processed, generated, stored, disposed of or managed in the ordinary course of business in compliance with all applicable Environmental Laws, except where such non-compliance would not have a Material Adverse Effect.  The Company agrees that upon the occurrence of an Environmental Release it will act immediately to investigate the extent of, and to take appropriate remedial action to eliminate, such Environmental Release, whether or not ordered or otherwise directed to do so.  Promptly, and in any event within 15 Business Days after the Company obtains knowledge thereof, the Company shall furnish to the holders written notice of all material Environmental Liabilities, pending, threatened or anticipated material Environmental Proceedings, and material Environmental Releases at, on, in, under or in any way affecting it, any Subsidiary or any of its or their property.

Section 10.17      Change in Fiscal Year.  The Company will not change its Fiscal Year (including any of its Fiscal Quarters) without (a) providing the holders with prior written notice of such change; and (b) executing and delivering to the holders, prior to such change, such amendments to this Agreement and the other Transaction Documents as the holders may reasonably deem necessary and appropriate as a result of such change in Fiscal Year.

Section 10.18      Sale of Accounts.  The Company will not, nor will it permit any Subsidiary to, sell or otherwise dispose of any notes receivable or accounts receivable, with or without recourse, except (a) sale or assignment of accounts for collection purposes in the ordinary course of business, (b) sale or assignment of trade notes receivable or accounts receivable of the Company’s Foreign Subsidiaries in the ordinary course of business provided that the aggregate outstanding amount thereof does not exceed (i) €20,000,000 (based on the amount of obligations outstanding under the legal documents entered into as part of such sales or assignments that would be characterized as principal if such sales or assignments were structured as a secured lending transaction rather than as a sale or assignment) in the aggregate for Modine Holding Consolidated Group, and (ii) $15,000,000 (based on the amount of obligations outstanding under the legal documents entered into as part of such sales or assignments that would be characterized as principal if such sales or assignments were structured as a secured lending transaction rather than as a sale or assignment), in the aggregate for all other Foreign Subsidiaries, (c) sale or assignment of notes receivable or accounts receivable under a Qualified Receivables Transactions, provided that the aggregate outstanding Receivables Transaction Attributed Indebtedness for all Qualified Receivables Transactions (including those listed on Schedule 10.2 or Schedule 10.4 and any other Qualified Receivables Transaction at any time, but excluding sales or assignments of trade notes receivable or accounts receivable of the Company’s Foreign Subsidiaries permitted under Section 10.18(b)) shall not exceed $20,000,000, and (d) the sale of accounts receivable under a Supply Chain Finance Program to the extent permitted under Section 10.2(g).

Section 10.19      Swap Contracts.  The Company will not, nor will it permit any Subsidiary to, enter into or remain liable under any Swap Contracts, except for Swap Contracts that are entered into in the ordinary course of business of the Company or such Subsidiary for the purpose of hedging a risk exposure of the Company or a Subsidiary and not for speculative purposes.

Section 11.        Events of Default.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)           the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)           the Company defaults in the payment of any interest on any Note for more than five Business Days after the same becomes due and payable; or

(c)           the Company defaults in the performance of or compliance with any term contained in Section 7.1(d), Section 9.8, Sections 10.1 through Section 10.8, Sections 10.10 through 10.13, Section 10.18 or Section 10.19 or any Additional Covenant (but only after giving effect to any notice, grace or cure period as may be applicable to such Additional Covenant); or

(d)           the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c)) or any Transaction Document and such default is not remedied within 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(e)           any representation or warranty made in writing by or on behalf of the Company or any Subsidiary Guarantor or by any officer of the Company or any Subsidiary Guarantor in this Agreement, in the Subsidiary Guaranty, in any other Transaction Document or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any material respect on the date as of which made; or

(f)            (i) the Company or any Significant Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least $10,000,000 beyond any period of grace provided with respect thereto, or (ii) the Company or any Significant Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least $10,000,000 or of any mortgage, indenture or other agreement relative thereto or any other condition exists, and as a consequence of such default or condition such Debt has become, or has been declared (or one or more Persons are entitled to declare such Debt to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests), (x) the Company or any Significant Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least $10,000,000, or (y) one or more  Persons have the right to require the Company or any Significant Subsidiary so to purchase or repay such Debt; or

(g)           the Company or any Significant Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h)           a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company or any of its Significant Subsidiaries, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any of its Significant Subsidiaries, or any such petition shall be filed against the Company or any of its Significant Subsidiaries and such petition shall not be dismissed within 60 days; or

(i)             a final judgment or judgments for the payment of money aggregating in excess of $10,000,000 are rendered against one or more of the Company and its Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(j)             if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA Section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of Section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed $10,000,000, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Company or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Subsidiary thereunder; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events, would reasonably be expected to have a Material Adverse Effect; or

(k)           any Subsidiary Guaranty shall cease to be in full force and effect for any reason whatsoever, including, without limitation, a determination by any Governmental Authority that such Subsidiary Guaranty is invalid, void or unenforceable or any Subsidiary Guarantor which is a party to such Subsidiary Guaranty shall contest or deny in writing the validity or enforceability of any of its obligations under such Subsidiary Guaranty, but excluding any Subsidiary Guaranty which ceases to be in full force and effect in accordance with and by reason of the express provisions of Section 2.2(c); or

(l)            any Collateral Document shall for any reason (other than solely as the result of an act or omission of a holder) fail to create a valid and perfected first priority security interest, subject to the Intercreditor Agreement, in any Collateral purported to be covered thereby, except as permitted by the terms of this Agreement or any Collateral Document, or, due to any action by the Company or any of its Subsidiaries not consented to by the Required Holders, any Collateral Document shall fail to remain in full force or effect or any action shall be taken by the Company or any of its Subsidiaries not consented to by the Required Holders to discontinue or to assert the invalidity or unenforceability of any Collateral Document, or the Company or any Guarantor shall fail to comply with any of the terms or provisions of any Collateral Document if the failure continues beyond any period of grace provided for in the applicable Collateral Document.

As used in Section 11(j), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in Section 3 of ERISA.

Section 12.        Remedies on Default, Etc.

Section 12.1        Acceleration.  (a) If an Event of Default with respect to the Company described in Section 11(g) or (h) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable, and the Facility shall automatically terminate.

(b)           If any other Event of Default has occurred and is continuing, any holder or holders of not less than 51 % in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable, and Prudential may at its option, by notice in writing to the Company, terminate the Facility.

(c)            If any Event of Default described in Section 11(a) or (b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (i) all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate) and (ii) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.  The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for), and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

Section 12.2        Other Remedies.  If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein, in any Note or in any other Transaction Document or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

Section 12.3        Rescission.  At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or (c), the holders of not less than 51% in principal amount of the Notes then outstanding, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 17, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.  No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

Section 12.4        No Waivers or Election of Remedies, Expenses, Etc.  No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies.  No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.  Without limiting the obligations of the Company under Section 15, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

Section 13.        Registration; Exchange; Substitution of Notes.

Section 13.1        Registration of Notes.  The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes.  The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register.  Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.  The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

Section 13.2        Transfer and Exchange of Notes.  Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 18(iii)) for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within ten Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) of the same series in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note.  Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1(a), in the case of a Series A Note or in the form of Exhibit 1(b), in the case of a Shelf Note.  Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon.  The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes.  Notes shall not be transferred in denominations of less than $100,000; provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes of a series, one Note of such series may be in a denomination of less than $100,000.  Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

Section 13.3        Replacement of Notes.  Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 18(iii)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)           in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least $50,000,000 or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)           in the case of mutilation, upon surrender and cancellation thereof,

within ten Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note of the same series, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

Section 14.        Payments on Notes.

Section 14.1        Place of Payment.  Subject to Section 14.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made at the principal office of the Company in Racine, Wisconsin.  The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

Section 14.2        Home Office Payment.  So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 14.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A (in the case of the Series A Notes) or as specified in such Purchaser’s Confirmation of Acceptance (in the case of any Shelf Note), or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 14.1.  The Company will make such payments in immediately available funds, no later than 11:00 a.m. New York, New York time on the date due.  If for any reason whatsoever the Company does not make any such payment by such 11:00 a.m. transmittal time, such payment shall be deemed to have been made on the next following Business Day and such payment shall bear interest at the Default Rate set forth in the Note.  Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 13.2.  The Company will afford the benefits of this Section 14.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 14.2.

Section 15.        Expenses, Etc.

Section 15.1        Transaction Expenses.  Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement, the Notes, the Subsidiary Guaranty, the Intercreditor Agreement or any other Transaction Document (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend or cause the Collateral Agent to enforce or defend) any rights under this Agreement, the Notes, the Subsidiary Guaranty, the Intercreditor Agreement or any other Transaction Document (including, without limitation, to protect, collect, lease, sell, take possession of, release or liquidate any of the Collateral) or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes, the Subsidiary Guaranty, the Intercreditor Agreement or any other Transaction Document, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes and the Subsidiary Guaranty, (c) all costs and expenses, including without limitation reasonable attorneys’ fees, preparing, recording and filing all financing statements, instruments and other documents to create, perfect and fully preserve and protect the Liens granted in the Collateral Documents and the rights of the holders or of the Collateral Agent for the benefit of the holders, (d) all costs and expenses of CT Corporation incurred pursuant to Section 22.8 hereof, (e) the fees, costs and expenses of the Collateral Agent and (f) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO of the NAIC, provided, that such costs and expenses under this clause (f) shall not exceed $3,000 per series.  The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes).

Section 15.2        Survival.  The payment obligations of the Company under this Section 15 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes, the Subsidiary Guaranty , the Intercreditor Agreement or any other Transaction Document, and the termination of this Agreement.

Section 16.        Survival of Representations and Warranties; Entire Agreement.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement, the Notes and the Subsidiary Guaranty, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note.  All statements contained in any certificate or other instrument delivered by or on behalf of the Company or any Subsidiary Guarantor pursuant to this Agreement or the Subsidiary Guaranty shall be deemed, representations and warranties of the Company under this Agreement or the Subsidiary Guaranty, as the case may be, Subject to the preceding sentence, this Agreement, the Notes and the Subsidiary Guaranty embody the entire agreement and understanding among each Purchaser, the Company and the Subsidiary Guarantors and supersede all prior agreements and understandings relating to the subject matter hereof.

Section 17.         Amendment and Waiver.

Section 17.1         Requirements.  This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, 6 or 21 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, (b) (1) with the written consent of Prudential (and without the consent of any other holder of Notes), the provisions of Section 1.2 or 2.2 may be amended or waived (except insofar as any such amendment or waiver would affect any rights or obligations with respect to the purchase and sale of Notes which shall have become Accepted Notes prior to such amendment or waiver), and (2) with the written consent of all of the Purchasers which shall have become obligated to purchase Accepted Notes of any Series (and not without the written consent of all such Purchasers), any of the provisions of Section 2.2 and Section 4 may be amended or waived insofar as such amendment or waiver would affect only rights or obligations with respect to the purchase and sale of the Accepted Notes of such Series or the terms and provisions of such Accepted Notes and (c) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (1) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (2) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (3) amend any of Section 8, 11(a), 11(b), 12, 17 or 20.  The Subsidiary Guaranty and the Intercreditor Agreement may be amended, and the observance of any term thereof may be waived, in accordance with the terms thereof.

Section 17.2         Solicitation of Holders of Notes.

(a)           Solicitation.  The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or of any other Transaction Document, unless such proposed amendment, waiver or consent relates only to a specific Series of Accepted Notes which have not yet been purchased, in which case such information will only be required to be delivered to the Purchasers which shall have become obligated to purchase Accepted Notes of such Series.  The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 17 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)           Payment.  The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof, of the Notes, the Subsidiary Guaranty or the Intercreditor Agreement unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

Section 17.3        Binding Effect, Etc.  Any amendment or waiver consented to as provided in this Section 17 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver.  No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon.  No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note.  As used herein, the term “this Agreement” and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

Section 17.4        Notes held by Company, Etc.  Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes, the Subsidiary Guaranty or the Intercreditor Agreement, or have directed the taking of any action provided herein, in the Notes, the Subsidiary Guaranty or the Intercreditor Agreement to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

Section 18.         Notices.

All notices and communications provided for hereunder shall be in writing and sent (a) by telefacsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid).  Any such notice must be sent:

(i)           if to Prudential or any Purchaser or its nominee, to Prudential or such Purchaser or nominee at the address specified for such communications in Schedule A hereto (in the case of Prudential or the Purchasers of the Series A Notes) or the Purchaser Schedule attached to the applicable Confirmation of Acceptance (in the case of any Purchaser of any Shelf Notes) or at such other address as such Purchaser or nominee shall have specified to the Company in writing;

(ii)           if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii)          if to the Company, to the Company at its address set forth at the beginning hereof to the attention of the Chief Financial Officer, with a copy at the same address to the attention of the Company’s General Counsel, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 18 will be deemed given only when actually received.

Notwithstanding anything to the contrary in this Section 18, any communication pursuant to Section 2.2 shall be made by the method specified for such communication in Section 2.2, and shall be effective to create any rights or obligations under this Agreement only if, in the case of a telephone communication, an Authorized Officer of the party conveying the information and of the party receiving the information are parties to the telephone call, and in the case of a telecopier communication, the communication is signed by an Authorized Officer of the party conveying the information, addressed to the attention of an Authorized Officer of the party receiving the information, and in fact received at the telecopier terminal the number of which is listed for the party receiving the communication in the Information Schedule or at such other telecopier terminal as the party receiving the information shall have specified in writing to the party sending such information.

Section 19.        Reproduction of Documents.

This Agreement and the Subsidiary Guaranty and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital or other similar process and such Purchaser may destroy any original document so reproduced.  The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.  This Section 19 shall not prohibit the Company or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

Section 20.        Confidential Information.

For the purposes of this Section 20, “Confidential Information” means information delivered to any Purchaser by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of the Company or such Subsidiary; provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any Person acting on such Purchaser’s behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available.  Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser; provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 20, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (v) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 20), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIL or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser’s investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser’s Notes and this Agreement.  Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 20 as though it were a party to this Agreement.  On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 20.

Section 21.        Substitution of Purchaser.

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate’s agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6.  Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 21) shall be deemed to refer to such Affiliate in lieu of such original Purchaser.  In the event that such Affiliate is so substituted as a Purchaser hereunder and such Affiliate thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a “Purchaser” in this Agreement (other than in this Section 21) shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

Section 22.           Miscellaneous.

Section 22.1        Successors and Assigns.  All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

Section 22.2        Payments Due on Non-Business Days.  Anything in this Agreement or the Notes to the contrary notwithstanding (but without limiting the requirement in Section 8.4 that the notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

Section 22.3        Accounting Terms.  All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP.  Except as otherwise specifically provided herein, (i) all computations made pursuant to this Agreement shall be made in accordance with GAAP and (ii) all financial statements shall be prepared in accordance with GAAP.  Notwithstanding the foregoing or any other provision of this Agreement providing for any amount to be determined in accordance with GAAP, for all purposes of this Agreement the outstanding principal amount of any Debt of the Company or any Subsidiary of the type described in clause (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) or (xiii) of the definition of “Debt” shall be equal to the actual outstanding principal amount thereof, except with respect to letters of credit or instruments serving a similar function, the actual face amount thereof, irrespective of the amount that might otherwise be accounted for under GAAP as the amount of the liability of the Company or any Subsidiary with respect thereto, and any determination of the net income (or net loss), equity or assets of the Company shall not take into account any effect of marking any such outstanding Debt of the Company or any Subsidiary to market value.  For purposes of calculating all financial covenants and all other covenants, any Acquisition or any sale or other disposition outside the ordinary course of business by the Company or any Subsidiary of any asset or group of related assets in one or a series of related transactions, the net proceeds from which exceed $10,000,000, including the incurrence of any Debt and any related financing or other transactions in connection with any of the foregoing, occurring during the period for which such matters are calculated shall be deemed to have occurred on the first day of the relevant period for which such matters were calculated on a pro forma basis acceptable to the Required Holders.

Section 22.4        Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 22.5        Construction, Etc.  Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.  Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

For the avoidance of doubt, all Schedules and Exhibits attached to this Agreement shall be deemed to be a part hereof.

Section 22.6        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument.  Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 22.7        Governing Law.  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York, excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

Section 22.8        Jurisdiction and Process; Waiver of Jury Trial.  (a) The Company irrevocably submits to the non-exclusive jurisdiction of any Illinois State or federal court sitting in Chicago, Illinois, over any suit, action or proceeding arising out of or relating to this Agreement or the Notes.  To the fullest extent permitted by applicable law, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)           The Company consents to process being served by or on behalf of any holder of a Note in any suit, action or proceeding of the nature referred to in Section 22.8(a) by delivering a copy thereof in the manner for delivery of notices specified in Section 18, to CT Corporation, with an office on the date hereof at 208 South LaSalle Street, Chicago, Illinois 60604, as its agent for the purpose of accepting service of any process within the State of Illinois.  The Company agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it.  Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.  The Company shall pay all costs and expenses of CT Corporation in connection herewith.

(c)           Nothing in this Section 22.8 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(d)           The parties hereto hereby waive trial by jury in any action brought on or with respect to this Agreement, the Notes or any other document executed in connection herewith or therewith.

Section 22.9        Transaction References.  The Company agrees that Prudential and Prudential Capital Group may (a) refer to its role in establishing the Facility, as well as the identity of the Company, the Series A Notes and the maximum aggregate principal amount of the Notes and the date on which the Facility was established, on its internet site or in marketing materials, press releases, published “tombstone” announcements or any other print or electronic medium and (b) display the Company’s corporate logo in conjunction with any such reference.

*  *  *  *  *

When this Agreement is executed and delivered by the Company, Prudential and the Initial Purchasers, it shall become a binding agreement between the Company, on one hand, and Prudential and each Initial Purchaser, on the other hand.  This Agreement shall also inure to the benefit of each Purchaser which shall have executed and delivered a Confirmation of Acceptance and each such Purchaser shall be bound by this Agreement to the extent provided in such Confirmation of Acceptance.

Very truly yours,

Modine Manufacturing Company

By:	/s/ Michael B. Lucareli
	Name:	Michael B. Lucareli
	Title:	Vice President, Finance, Chief Financial Officer and Treasurer

This Agreement is hereby accepted and agreed to as of the date thereof.

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By:	/s/ Joshua J. Shipley
Vice President

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	/s/ Joshua J. Shipley
Vice President

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

By:	Prudential Investment Management, Inc., as investment manager

	By:	/s/ Joshua J. Shipley
Vice President

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“Acceptance” is defined in Section 2.2(e).

“Acceptance Day” is defined in Section 2.2(e).

“Acceptance Window” means, with respect to any interest rate quotes provided by Prudential pursuant to Section 2.2(d), the time period designated by Prudential as the time period during which the Company may elect to accept such interest rate quotes.  If no such time period is designated by Prudential with respect to any such interest rate quotes, then the Acceptance Window for such interest rate quotes will be 2 minutes after the time Prudential shall have provided such interest rate quotes to the Company.

“Accepted Note” is defined in Section 2.2(e).

“Acquisition” means any transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Company or any of its Subsidiaries (i) acquires any going business or all or substantially all of the assets of any firm, corporation or limited liability company, or division thereof, whether through purchase of assets, merger or otherwise or (ii) directly or indirectly acquires (in one transaction or as the most recent transaction in a series of transactions) at least a majority (in number of votes) of the securities of a corporation which have ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) or a majority (by percentage or voting power) of the outstanding ownership interests of a partnership or limited liability company.

“Acquisition Consideration” means the aggregate amount of all consideration paid or payable, including all direct payments, all Debt assumed, all earnouts and other contingent payments (other than customary indemnification obligations) and all other consideration paid or payable, by the Company and its Subsidiaries in respect of an Acquisition.

“Additional Covenant” means any affirmative or negative covenant or similar restriction applicable to the Company or any Subsidiary (regardless of whether such provision is labeled or otherwise characterized as a covenant) the subject matter of which either (i) is similar to that of any covenant in Section 9 or 10 of this Agreement, or related definitions in Schedule B to this Agreement, but contains one or more percentages, amounts or formulas that is more restrictive than those set forth herein or more beneficial to the lender under any agreement with respect to any Debt of the Company or such Subsidiary or any agreement for the refinancing or extension of all or a portion of the Debt thereunder (and such covenant or similar restriction shall be deemed an Additional Covenant only to the extent that it is more restrictive or more beneficial) or (ii) is different from the subject matter of any covenants in Section 9 or 10 of this Agreement, or related definitions in Schedule B to this Agreement.

“Additional Default” means any provision contained in any agreement with respect to any Debt of the Company or any Subsidiary or any agreement for the refinancing or extension of all or a portion of the Debt thereunder which permits the holders of such Debt to accelerate (with the passage of time or giving of notice or both) the maturity thereof or otherwise requires the Company or any Subsidiary to purchase the Debt thereunder or any agreement for the refinancing or extension of all or a portion of the Debt thereunder prior to the stated maturity thereof and which either (i) is similar to any Default or Event of Default contained in Section 11 of this Agreement, or related definitions in Schedule B to this Agreement, but contains one or more percentages, amounts or formulas that is more restrictive or has a shorter grace period than those set forth herein or is more beneficial to the lender under any agreement with respect to any Debt of the Company or such Subsidiary or any agreement for the refinancing or extension of all or a portion of the Debt thereunder (and such provision shall be deemed an Additional Default only to the extent that it is more restrictive, has a shorter grace period or is more beneficial) or (ii) is different from the subject matter of any Default or Event of Default contained in Section 11 of this Agreement, or related definitions in Schedule B to this Agreement.

“Affiliate” means, at any time, and (i) with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and with respect to the Company, shall include any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Subsidiary or any corporation of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests, and (ii) with respect to Prudential, shall include any managed account, investment fund or other vehicle for which Prudential Financial, Inc. or any Affiliate of Prudential Financial, Inc. then acts as investment advisor or portfolio manager.  As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.  Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Agreement” means this Note Purchase and Private Shelf Agreement among the Company, Prudential and the Purchasers dated August 12, 2010.

“Airedale Entity” and “Airedale Entities” are defined in Section 5.20.

“Anti-Terrorism Order” means Executive Order No. 13,224 66 Fed Reg. 49,079 (2001) issued by the President of the United States of America (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism).

“Authorized Officer” means (a) in the case of the Company, its chief executive officer, its chief financial officer, any other Person authorized by the Company to act on behalf of the Company and designated as an “Authorized Officer” of the Company in the Information Schedule attached hereto or any other Person authorized by the Company to act on behalf of the Company and designated as an “Authorized Officer” of the Company for the purpose of this Agreement in an Officer’s Certificate executed by the Company’s chief executive officer or chief financial officer and delivered to Prudential, and (b) in the case of Prudential, any officer of Prudential designated as its “Authorized Officer” in the Information Schedule or any officer of Prudential designated as its “Authorized Officer” for the purpose of this Agreement in a certificate executed by one of its Authorized Officers or a lawyer in its law department.  Any action taken under this Agreement on behalf of the Company by any individual who on or after the date of this Agreement shall have been an Authorized Officer of the Company and whom Prudential in good faith believes to be an Authorized Officer of the Company at the time of such action shall be binding on the Company even though such individual shall have ceased to be an Authorized Officer of the Company, and any action taken under this Agreement on behalf of Prudential by any individual who on or after the date of this Agreement shall have been an Authorized Officer of Prudential and whom the Company in good faith believes to be an Authorized Officer of Prudential at the time of such action shall be binding on Prudential even though such individual shall have ceased to be an Authorized Officer of Prudential.

“Bank Agent” means JPMorgan Chase Bank, N.A., in its capacity as agent under the Credit Agreement, and its successors and assigns in that capacity.

“Banks” means JPMorgan Chase Bank, N.A., U.S. Bank, N.A., Wells Fargo Bank, N.A., M&I Marshall Bank, N.A., Associated Bank, N.A. and Comerica Bank and the other lending parties to the Credit Agreement from time to time, and their respective successors and assigns from time to time.

“Brazil Holdback” means the contingent obligation of the Company to the former owners of Modine do Brasil Sistemas Termicos Ltda. in the amount of $2,000,000.

“Business Day” means (a) for the purposes of Section 8.6 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and (b) for the purpose of Section 2.2 only on a day on which Prudential is open for business and (c) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in Chicago, Illinois or New York, New York are required or authorized to be closed.

“Cancellation Date” is defined in Section 2.2(g)(4).

“Cancellation Fee” is defined in Section 2.2(g)(4).

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

“Capitalized Lease Obligations” of a Person means the amount of the obligations of such Person under Capital Leases which would be shown as a liability on the balance sheet of such Person in accordance with GAAP.

“Cash Equivalent Investments” means (i) short-term obligations of, or fully guaranteed by, the United States of America, (ii) with respect to Investments of a Foreign Subsidiary only, direct obligations of such Foreign Subsidiary’s Domestic National Government maturing within one year, (iii) commercial paper rated A-1 or better by S&P or P-1 or better by Moody’s, (iv) demand deposit accounts maintained in the ordinary course of business, (v) certificates of deposit issued by and time deposits with commercial banks (whether domestic or foreign) having capital and surplus in excess of $100,000,000, and (vi) repurchase agreements or like investment vehicles, in each case rated A-1 or better by S&P or P-1 or better by Moody’s and having a maturity date not greater than 270 days; provided in each case that the same provides for payment of both principal and interest (and not principal alone or interest alone) and is not subject to any contingency regarding the payment of principal or interest.

“Change in Control” is defined in Section 8.7.

“Closing” is defined in Section 3.1.

“Closing Day” means, with respect to the Series A Notes, the Series A Closing Day and, with respect to any Accepted Note, the Business Day specified for the closing of the purchase and sale of such Accepted Note in the Confirmation of Acceptance for such Accepted Note, provided that (a) if the Company and the Purchaser which is obligated to purchase such Accepted Note agree on an earlier Business Day for such closing, the “Closing Day” for such Accepted Note shall be such earlier Business Day, and (b) if the closing of the purchase and sale of such Accepted Note is rescheduled pursuant to Section 3.3, the Closing Day for such Accepted Note, for all purposes of this Agreement except references to “original Closing Day” in Section 2.2(g)(3), means the Rescheduled Closing Day with respect to such Accepted Note.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Collateral” means all assets of the Company and each of its Subsidiaries in which a Lien is required to be granted to secure the Notes.

“Collateral Agent” means JPMorgan in its capacity as collateral agent under the Intercreditor Agreement and the Collateral Documents, and its successor and assigns in that capacity.

“Collateral Documents” means, collectively, the Security Agreements, the Mortgages and all other agreements or documents granting or perfecting a Lien in favor of the Collateral Agent for the benefit of the Secured Parties under the Intercreditor Agreement or otherwise providing support for the Secured Obligations at any time, as any of the foregoing may be amended or modified from time to time.

“Company” means Modine Manufacturing Company, a Wisconsin corporation.

“Confidential Information” is defined in Section 20.

“Confirmation of Acceptance” is defined in Section 2.2(e).

“Confirmation of Guaranty” is defined in Section 4.11.

“Consolidated Adjusted EBITDA” means, as to any Person and with reference to any period, Consolidated EBIT plus, to the extent deducted in determining Consolidated Net income, depreciation and amortization, all calculated for such Person and its Subsidiaries on a consolidated basis for such period.

“Consolidated EBIT” means, as to any Person and with reference to any period, Consolidated Net Income plus, to the extent deducted from revenues in determining Consolidated Net Income, (i) Consolidated Interest Expense, (ii) expense for federal, state, local and foreign income and franchise taxes paid or accrued and (iii) extraordinary losses incurred other than in the ordinary course of business, minus, to the extent included in Consolidated Net Income, extraordinary gains realized other than in the ordinary course of business, all calculated for such Person and its Subsidiaries on a consolidated basis.

“Consolidated Interest Expense” means, as to any Person and with reference to any period, the interest expense of such Person and its Subsidiaries calculated on a consolidated basis for such period, including, without limitation, such interest expense as may be attributable to Capital Leases, Receivables Transaction Financing Costs, the discount or implied component of Off–Balance Sheet Liabilities (as reasonably determined by the Company in consultation with Prudential), all commissions, discounts and other fees and charges owed with respect to Letters of Credit and Net Mark-to-Market Exposure, but excluding any Make-Whole Amounts under this Agreement.

“Consolidated Net Income” means, as to any Person and with reference to any period, the net income (or loss) of such Person and its Subsidiaries calculated on a consolidated basis for such period, (a) excluding (i) any non-cash charges or gains which are unusual, non-recurring or extraordinary, (ii) any non-cash charges or gains related to exchange gains or losses on intercompany loans or to the Brazil Holdback, (iii) for purposes of Sections 10.1, 10.3, 10.10 and 10.12 only, Restructuring Charges subject to the limits set forth in the definition of Restructuring Charges, and (iv) Make-Whole Amounts; and (b) including, to the extent not otherwise included in the determination of Consolidated Net Income, all cash dividends and cash distributions received by the Company or any Subsidiary from any Person in which the Company or such Subsidiary has made an investment.

“Consolidated Total Debt” means, at any time, all Debt of the Company and its Subsidiaries that would be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP at such time.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of August 12, 2010, among the Company, the Foreign Subsidiaries named therein, the Bank Agent and the Banks, and as further amended, restated, supplemented or otherwise modified from time to time.

“DBRS” means Dominion Bond Rating Agency or any successor thereto.

“Debt” of any Person means, without duplication, such Person’s (i) obligations for borrowed money and all mandatory obligations under any Disqualified Stock, (ii) obligations representing the deferred purchase price of property or services (other than accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade), (iii) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production of property now or hereafter owned or acquired by such Person, (iv) obligations which are evidenced by notes, acceptances, or other instruments (other than with respect to accounts payable arising in the ordinary course of such Person’s business payable on terms customary in the trade), (v) obligations of such Person to purchase securities or other property arising out of or in connection with the sale of the same or substantially similar securities or property, (vi) Capitalized Lease Obligations, (vii) obligations in respect of Letters of Credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money), (viii) any Guaranty in respect of Debt of any other Person, (ix) Off-Balance Sheet Liabilities, (x) Receivables Transaction Attributed Indebtedness, (xi) Supply Chain Finance Outstanding Obligations; (xii) obligations under Swap Contracts; and (xiii) any other obligation for borrowed money or other financial accommodation which in accordance with GAAP would be shown as a liability on the consolidated balance sheet of such Person.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means that rate of interest that is the greater of (i) 2.0% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes or (ii) 2.0% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. in New York, New York as its “base” or “prime” rate.

“Delayed Delivery Fee” is defined in Section 2.2(h)(3).

“Disclosure Documents” is defined in Section 5.3.

“Disqualified Stock” means any Equity Interests that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part prior to a date one year after December 7, 2017.

“Domestic National Government” means, with respect to a Foreign Subsidiary, the national government of the country in which the Foreign Subsidiary’s principal place of business is located.

“Domestic Subsidiary” means each Subsidiary of the Company that is organized under the laws of the United States of America or any state, territory or possession thereof.

“Electronic Delivery” is defined in Section 7.1(a).

“Environmental Laws” means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

“Environmental Liabilities” means all liabilities (including anticipated compliance costs) in connection with or relating to the business, assets presently or previously owned, leased or operated property, activities (including, without limitation, off-site disposal) or operations of the Company and each of its Subsidiaries, whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which arise under or relate to matters covered by Environmental Laws.

“Environmental Proceeding” means any judicial or administrative proceeding arising from or in any way associated with any Environmental Law.

“Environmental Release” means releases as defined in CERCLA or under any other Environmental Law.

“Equity Interests” means (i) in the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock and any warrants, rights or other options to purchase or otherwise acquire capital stock or such securities or any other form of equity securities, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under Section 414 of the Code.

“Event of Default” is defined in Section 11.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Facility” is defined in Section 2.2(a).

“Fiscal Quarter” means each of the four fiscal quarters of the Company ending each March 31, June 30, September 30 and December 31 of each calendar year.

“Fiscal Year” means each one year fiscal period of the Company ending each March 31.  References to a fiscal year with a number corresponding to any calendar year (e.g., “2011 Fiscal Year”) refer to the fiscal year ending March 31 of such calendar year.

“Fitch” means Fitch, Inc. or any successor thereto.

“Foreign Subsidiary” means each Subsidiary that is not a Domestic Subsidiary.

“Form 10-K” is defined in Section 7.1(b).

“Form 10-Q” is defined in Section 7.1(a).

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America.

“Governmental Authority” means

(a)           the government of The United States of America or any State or other political subdivision thereof, or

(b)           any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or

(c)           any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)           to purchase such indebtedness or obligation or any property constituting security therefor;

(b)           to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c)           to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d)           otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof;

but excluding contingent liabilities arising with respect to (i) customary indemnification obligations in favor of sellers in connection with Permitted Acquisitions and purchasers in connection with dispositions permitted under Section 10.5, and (ii) warranties and other similar undertakings arising in the ordinary course of business, whether under contracts or by operation of law, to buyers in connection with the sale of goods.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances, including all substances listed in or regulated in any Environmental law that might pose a hazard to health and safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, regulated, prohibited or penalized by any applicable law including, but not limited to, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances.

“Hedge Treasury Note(s)” means, with respect to any Accepted Note, the United States Treasury Note or Notes whose duration (as determined by Prudential) most closely matches the duration of such Accepted Note.

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 13.1.

“Hostile Acquisition” means (a) the acquisition of the Equity Interests of a Person through a tender offer or similar solicitation of the owners of such Equity Interests which has not been approved (prior to such acquisition) by the board of directors (or any other applicable governing body) of such Person or by similar action if such Person is not a corporation and (b) any such acquisition as to which such approval has been withdrawn.

“Initial Purchasers” shall have the meaning given in the address block of this Agreement.

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Intercreditor Agreement” means the Amended and Restated Collateral Agency and Intercreditor Agreement among the Collateral Agent and the Secured Parties, dated as of August 12, 2010, as amended, restated, supplemented or modified from time to time in accordance with the terms thereof.

“Investment” of a Person means any loan, advance (other than commission, travel and similar advances to officers and employees made in the ordinary course of business), extension of credit (other than accounts receivable arising in the ordinary course of business on terms customary in the trade) or contribution of capital by such Person; stocks, bonds, mutual funds, partnership interests, notes, debentures or other securities owned by such Person; any deposit accounts and certificates of deposit owned by such Person; and structured notes, derivative financial instruments and other similar instruments or contracts owned by such Person.

“Issuance Fee” is defined in Section 2.2(g)(2).

“Issuance Period” is defined in Section 2.2(b).

“Letter of Credit” of a Person means a letter of credit or similar instrument which is issued upon the application of such Person or upon which such Person is an account party or for which such Person is in any way liable.

“Leverage Ratio” is defined in Section 10.1.

“Lien” means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person (including in the case of stock, stockholder agreements, voting trust agreements and all similar arrangements).

“Liquidity” means, at any time, the sum of (a) the amount of the Available Aggregate Commitment (as defined in the Credit Agreement) at such time, plus (b) 100% of the unrestricted cash of the Company and its Domestic Subsidiaries at such time.

“MCS” means Modine Climate Systems GmbH, a company organized under the laws of Germany.

“Make-Whole Amount” is defined in Section 8.6.

“Material” means material in relation to the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets, or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement, the Notes or any other Transaction Document to which it is a party, or (c) the validity or enforceability of this Agreement, the Notes, the Subsidiary Guaranty or any other Transaction Document.

“Material Indebtedness” means (a) Debt under the Credit Agreement and (b) any other Debt (other than the Notes) of the Company in an aggregate principal amount exceeding $5,000,000.

“Modine Holding Consolidated Group” means Modine Holding GmbH and its Subsidiaries existing as of the Series A Closing Day, and any other Foreign Subsidiary permitted under this Agreement to be a Subsidiary of Modine Holding GmbH.

“Modine Holding GmbH” means Modine Holding GmbH, a Wholly-Owned Subsidiary of the Company.

“Moody’s” mean Moody's Investors Services, Inc., including the NCO/Moody's Commercial Division, or any successor Person.

“Mortgaged Properties” means the real, personal and mixed properties subject to any Mortgage.

“Mortgages” means each mortgage, deed of trust and similar agreement and any other agreement from the Company or any Subsidiary Guarantor granting a Lien on any of its real property, each in form and substance acceptable to the Required Holders and as amended or modified from time to time, entered into by the Company or any Subsidiary Guarantor at any time for the benefit of the Collateral Agent and the Secured Parties pursuant to this Agreement or the Intercreditor Agreement.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA).

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“Net Mark-to-Market Exposure” of a Person means, as of any date of determination, the excess (if any) of all unrealized losses over all unrealized profits of such Person arising from Swap Contracts.  “Unrealized losses” means the fair market value of the cost to such Person of replacing such Swap Contracts as of the date of determination (assuming the Swap Contracts were to be terminated as of that date), and “unrealized profits” means the fair market value of the gain to such Person of replacing such Swap Contracts as of the date of determination (assuming such Swap Contracts were to be terminated as of that date).

 “Notes” is defined in Section 1.2.

“Off-Balance Sheet Liability” of a Person means (i) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (ii) any liability under any Sale and Leaseback Transaction that is not a Capital Lease or Synthetic Lease, but excluding from this clause (ii) all such Sale and Leaseback Transactions existing as of Series A Closing Day where the liability is less than $10,000,000 in the aggregate and such Sale and Leaseback Transactions entered into after Series A Closing Day where the liability is less than $30,000,000 in the aggregate (in each case as determined by aggregating the present value, applying an appropriate discount rate from the date on which each fixed lease payment is due under such lease to such date of determination), (iii) any liability under any Synthetic Leases entered into by such Person, or (iv) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheets of such Person, but excluding from this clause (iv) Operating Leases, but including without limitation, any factoring of, or similar arrangements with respect to, receivables or similar obligations sold by or pursuant to factoring or similar agreements.  The amount of any Off-Balance Sheet Liability  will be determined based on the amount of obligations outstanding under the legal documents entered into as part of transaction that would be characterized as principal if such transaction were structured as a secured lending transaction.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate.

“Operating Leases” of a Person means any lease of property (other than a Capital Lease) by such Person as lessee which has an original term (including any required renewals and any renewals effective at the option of the lessor) of one year or more.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Acquisition” means an Acquisition by the Company or any Subsidiary in a transaction that satisfies each of the following requirements:

(a)           such Acquisition is not a Hostile Acquisition;

(b)           the business acquired in connection with such Acquisition is not engaged, directly or indirectly, in any line of business other than the businesses in which the Company and its Subsidiaries are engaged on the Series A Closing Day and any business activities that are substantially similar, related, or incidental thereto;

(c)           both before and after giving effect to such Acquisition and the Shelf Notes (if any) requested to be issued in connection therewith, each of the representations and warranties in the Transaction Documents is true and correct in all material respects and no Default or Event of Default exists or would be caused thereby and the Company is in pro forma compliance with all covenants in this Agreement;

(d)            both before and after giving effect to such Acquisition, the Available Aggregate Commitment (as defined in the Credit Agreement) was and will be at least $25,000,000;

(e)            the aggregate amount of the Acquisition Consideration shall not exceed the amount permitted under Section 10.12;

(f)            prior to the closing of any such Acquisition, the Company shall provide such pro forma financial statements and certificates and copies of such documents being executed or delivered in connection with such Acquisition as may be requested by Prudential or the Required Holders; and

(g)           if such Acquisition is an acquisition of Equity Interests, such Acquisition will not result in any violation of Regulation U.

“Person” means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Prior Note Agreements” means (i) that certain Note Purchase Agreement dated as of December 7, 2006 between the Company and the Purchasers named on the Schedule A attached thereto, as amended and (ii) that certain Note Purchase Agreement dated as of September 29, 2005 between the Company and the Purchasers named on the  Schedule A attached thereto, as amended.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Proposed Prepayment Date” is defined in Section 8.7.

“Prudential” shall have the meaning given in the address block of this Agreement.

“Prudential Affiliate” means any Affiliate of Prudential.

“Purchasers” means, with respect to the Series A Notes, the Initial Purchasers and, with respect to any Accepted Notes, the Prudential Affiliate(s) which are purchasing such Accepted Notes.

“QPAM Exemption” means Prohibited Transaction Class Exemption 84-14 issued by the United States Department of Labor.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Subsidiary pursuant to which the Company or any Subsidiary may sell, convey or otherwise transfer to a newly-formed Subsidiary or other special-purpose entity, or any other Person, any accounts or notes receivable and rights related thereto on a limited recourse basis, provided that such sale, conveyance or transfer qualifies as a sale under GAAP.

“Receivables Transaction Attributed Indebtedness” means the aggregate amount of obligations outstanding under the legal documentation entered into as part of any Receivables Transaction on any date of determination that would be characterized as principal if such Receivables Transaction were structured as a secured lending transaction rather than as a purchase.

“Receivables Transaction Financing Cost” means such portion of the fees, service charges, and other costs, as well as all collections or other amounts retained by purchasers of the accounts or notes receivable and rights related thereto pursuant to a Qualified Receivables Transaction, which are in excess of the amounts paid to the Company and its Subsidiaries under any Qualified Receivables Transaction for the purchase of accounts or notes receivable and rights related thereto pursuant to such Qualified Receivables Transaction and are the equivalent of the interest component of the financing if the transaction were characterized as a secured lending transaction rather than a purchase.

“Regulation S-X” means Regulation S-X under the Securities Exchange Act of 1934, as amended.

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (i) invests in Securities or bank loans, and (ii) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Request for Purchase” is defined in Section 2.2(c).

“Required Holders” means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates).

“Rescheduled Closing Date” is defined in Section 3.3.

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“Restricted Payment” means, with respect to any Person, any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests of such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests of such Person or any option, warrant or other right to acquire any such Equity Interests of such Person.

“Restructuring Charges” means certain cash charges related to any restructuring program of the Company and its Subsidiaries subject to the following limitations:

           (a) such charges specifically relate to the following categories of expense incurred in connection with any such restructuring: severance and related benefits; contractual salary continuation with respect to terminated employees, retained restructuring consulting; equipment transfer; employee outplacement; environmental services; and employee insurance and benefits continuation; and

           (b) the aggregate amount of all Restructuring Charges shall not exceed (i) $20,000,000 in any Fiscal Year or (ii) $40,000,000 for all times after March 31, 2010.

“S&P” means Standard and Poor's Ratings Group and its successors.

“Sale and Leaseback Transaction” means any arrangement whereby the Company or any Subsidiary shall sell, transfer or otherwise dispose of any property owned by the Company or any Subsidiary to any Person other than the Company or a Subsidiary and thereupon the Company or any Subsidiary shall lease or intend to lease, as lessee, the same property or any part thereof.

“SEC” means the Securities and Exchange Commission of the United States, or any successor thereto.

“Secured Obligations” means the “Secured Obligations”, as defined in the Intercreditor Agreement.

“Secured Parties” means the “Secured Parties” as defined in the Intercreditor Agreement.

“Securities” or Security” shall have the same meaning as in Section 2(1) of the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Security Agreements” means each security agreement, pledge agreement, pledge and security agreement and similar agreement and any other agreement from the Company or any Subsidiary Guarantor granting a Lien on any of its personal property (including without limitation any Equity Interests owned by the Company or any Subsidiary Guarantor), each in form and substance acceptable to the Required Holders and as amended or modified from time to time, entered into by the Company or any Subsidiary Guarantor at any time for the benefit of the Collateral Agent and the Secured Parties pursuant to this Agreement or the Intercreditor Agreement.

“Senior Financial Officer” means the chief financial officer, treasurer or controller of the Company.

“Series” is defined in Section 1.2.

“Series A Closing” is defined in Section 3.1.

“Series A Closing Day” is defined in Section 3.1.

“Series A Note” is defined in Section 1.1.

“Series A Purchaser” is defined in the addressee line to this Agreement.

“Shelf Closing” means, with respect to any Series of Shelf Notes, the closing of the sale and purchase of such Series of Shelf Notes.

“Shelf Notes” is defined in Section 1.2.

“Significant Obligations” means Debt (other than the Notes) of any one or more of the Company and its Subsidiaries in an aggregate principal amount exceeding $10,000,000.  For purposes of determining Significant Obligations, the “principal amount” of the Swap Contracts at any time shall be determined based on the Net Mark-to-Market Exposure.

“Significant Subsidiary” means any one or more Subsidiaries which, if considered in the aggregate as a single Subsidiary would be a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X, as in effect on the Series A Closing Day.

“Structuring Fee” is defined in Section 2.2(h)(1).

“Subordinated Debt” of a Person means any Debt of such Person the payment of which is subordinated to payment of the Secured Obligations to the written satisfaction of the Required Holders and which is on terms (including without limitation maturities, covenants and defaults) satisfactory to the Required Holders.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries).  Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“Subsidiary Guarantor” means Modine, Inc. and any Subsidiary which is required to become a Subsidiary Guarantor pursuant to the requirements of Section 9.8.

“Subsidiary Guaranty” means that certain Guaranty, dated as of the Series A Closing Day, by Modine, Inc. in favor of the holders, together with any joinders thereto, as amended, restated, supplemented or modified from time to time in accordance with the terms thereof.

“Subsidiary Stock” means, with respect to any Person, the stock or other equity interests (or any options or warrants to purchase stock or other equity interests or other Securities exchangeable for or convertible into stock or other equity interests) of any subsidiary of such Person.

“Substantial Portion” means, with respect to the property of the Company and its Subsidiaries, property which represents more than 10% of the consolidated assets of the Company and its Subsidiaries or property which is responsible for more than 10% of the consolidated net revenues of the Company and its Subsidiaries, in each case, as would be shown in the consolidated financial statements of the Company and its Subsidiaries as at the beginning of the twelve-month period ending with the month in which such determination is made (or if financial statements have not been delivered hereunder for that month which begins the twelvemonth period, then the financial statements delivered hereunder for the quarter ending immediately prior to that month).

“Supply Chain Finance Outstanding Obligations” means, at any time, (i) the aggregate amount of all trade receivables that would then be owing to the Company and/or its Subsidiaries by Caterpillar, Inc. and its subsidiaries (or any other sponsor of a Supply Chain Finance Program), if the Company and its Subsidiaries were not participating in such Supply Chain Finance Program(s), minus (ii) the aggregate amount of all trade receivables then owing to the Company and/or its Subsidiaries by Caterpillar, Inc. and its subsidiaries (or any other sponsor of Supply Chain Finance Program), that have not been transferred under such Supply Chain Financing Program(s).

“Supply Chain Finance Program” means (a) the supply chain financing program established by Caterpillar, Inc. disclosed to Prudential prior to date of the Series A Closing Day which the Company and its Subsidiaries may sell trade receivables and the rights directly related thereto owing by Caterpillar, Inc. and its subsidiaries and (b) any other supply chain financing program approved in writing from time to time by the Required Holders.

“SVO” means the Securities Valuation Office of the NAIL or any successor to such Office.

“Swap Contract” means (a) any and all interest rate swap transactions, basis swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward foreign exchange transactions, cap transactions, floor transactions, currency options, spot contracts or any other similar transactions or any of the foregoing (including, but without limitation, any options to enter into any of the foregoing), and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amounts(s) determined as the mark-to-market values(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

“Synthetic Lease” means, at any time, any lease (including leases that may be terminated by the lessee at any time) of any property (a) that is accounted for as an operating lease under GAAP and (b) in respect of which the lessee retains or obtains ownership of the property so leased for U.S. federal income tax purposes, other than any such lease under which such Person is the lessor.

“Transaction Documents” means this Agreement, the Notes, the Subsidiary Guaranties, the Confirmation of Guaranties, the Collateral Documents, the Intercreditor Agreement and any other agreements or instruments executed in connection herewith at any time.

“USA Patriot Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Wholly-owned Subsidiary” means, at any time, any Subsidiary one hundred percent (100%) of all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly-owned Subsidiaries at such time.